                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                       Citadel Communications Corporation
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  172853-20-2
                                  -----------
                                 (CUSIP Number)

                                             Copy to:

     Lawrence R. Wilson                      Bryan D. Rosenberger
     Citadel Communications Corporation      Eckert Seamans Cherin & Mellott
     140 South Ash Avenue                    42nd Floor, 600 Grant Street
     Tempe, AZ 85281                         Pittsburgh, PA 15219
     (602) 731-5222                          (412) 566-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 30, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D


CUSIP NO. 172853-20-2

-----------------------------------------------------------------------------
    (1)   Name of Reporting Person:  Rio Bravo Enterprise Associates, L.P.

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [ ]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds:
          00

-----------------------------------------------------------------------------
    (5)   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization:

          Georgia

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power:                      - 0 -
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power:                    2,709,869
Owned by             --------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power:                 - 0 -
ing Person           --------------------------------------------------------
With           (10)  Shared Dispositive Power:               2,709,869
-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
               2,709,869

-----------------------------------------------------------------------------
    (12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11):
            17.3%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person:      PN

                                  SCHEDULE 13D


CUSIP NO. 172853-20-2

-----------------------------------------------------------------------------
    (1)   Name of Reporting Person:  Rio Bravo, Inc.

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [ ]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds:
          00

-----------------------------------------------------------------------------
    (5)   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization:

          Wyoming

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power:                      - 0 -
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power:                    2,709,869
Owned by             --------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power:                 - 0 -
ing Person           --------------------------------------------------------
With           (10)  Shared Dispositive Power:               2,709,869
-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
               2,709,869

-----------------------------------------------------------------------------
    (12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11):
            17.3%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person:      CO

                                  SCHEDULE 13D


CUSIP NO. 172853-20-2

-----------------------------------------------------------------------------
    (1)   Name of Reporting Person: Lawrence R. Wilson

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [ ]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds:
          00

-----------------------------------------------------------------------------
    (5)   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization:

          United States

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power:                         38,442
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power:                    2,709,869
Owned by             --------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power:                    38,442
ing Person           --------------------------------------------------------
With           (10)  Shared Dispositive Power:               2,709,869
-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
               2,748,311

-----------------------------------------------------------------------------
    (12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11):
            17.5%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person:      IN

ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Citadel Communications Corporation (the "Company"). The Company's principal executive offices are located at 140 South Ash Avenue, Tempe, Arizona, 85281. All share numbers and percentages reported herein give effect to all stock splits and reclassifications of the Company's capital stock since inception and the Company's initial public offering of the Common Stock which was consummated on July 7, 1998 (the "IPO").


ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed on behalf of (collectively, the "Reporting Persons") Rio Bravo Enterprise Associates, L.P. ("Rio Bravo, L.P."), a Georgia limited partnership, Rio Bravo, Inc., a Wyoming corporation and the sole general partner of Rio Bravo, L.P. and Lawrence R. Wilson. The principal place of business and executive offices of each of Rio Bravo, L.P. and Rio Bravo, Inc. is 1256 E. Dines Point Road, Greenbank, Washington 98253. Rio Bravo, L.P. is principally engaged in investment activities. Rio Bravo, Inc. is principally engaged in acting as managing general partner of Rio Bravo, L.P.

     Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of Rio Bravo, Inc., including Mr. Wilson, containing the following information with respect to such persons: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and, if different from the person's business address, the address of any other corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

     During the past five years, neither the Reporting Persons nor any person named in Schedule I (based on information provided by such individuals) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Rio Bravo, L.P. acquired the 2,268,675 shares of Common Stock and the options to purchase shares of Common Stock reported herein from Lawrence R. Wilson on January 2, 1998. Mr. Wilson had acquired the 2,268,675 shares at the time the Company was formed in 1993 in exchange for a like number of shares of common stock of Citadel Broadcasting Company which, at that time, became a subsidiary of the Company. The options transferred to Rio Bravo, L.P. were initially granted to Mr. Wilson in 1993, 1994 and 1996. The option reported herein as retained by Mr. Wilson was initially granted in 1996.

     Immediately prior to the IPO, the Company undertook a recapitalization (the "Recapitalization") of its capital stock. Prior to the Recapitalization, the Company's capital stock consisted of three classes of common stock (including those shares of common stock held by Rio Bravo, L.P.) (the "Old Common Stock") and seven classes of preferred stock (the "Old Preferred Stock"). In connection with the Recapitalization, each outstanding share of Old Common Stock and each outstanding share of Old Preferred Stock, other than those shares of Old Preferred Stock owned beneficially or of record by ABRY Broadcast Partners II, L.P. ("ABRY II") and ABRY/Citadel Investment Partners, L.P. ("ABRY/CIP"), was converted into three shares of Common Stock. The shares of Old Preferred Stock owned beneficially or of record by ABRY II and ABRY/CIP were converted into three shares of a new class of convertible preferred stock, par value $0.001 per share (the "Convertible Preferred Stock"). This report gives effect to the Recapitalization.

     Holders of Common Stock, including Rio Bravo, L.P., and holders of Convertible Preferred Stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Both classes vote together as a single class on all matters except the election or removal of the Class B Director, for which only the holders of Convertible Preferred Stock are entitled to vote.


ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons have no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

     The Reporting Persons, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time, and, except as discussed in Item 5, the Reporting Persons may decide to sell or seek to sell all or a portion of their interests in the Company.

     Lawrence R. Wilson is a member of the Board of Directors of the Company. Mr. Wilson has been a director of the Company since its formation in 1993 and, prior to the IPO, served in such capacity pursuant to the Fourth Amended and Restated Voting Agreement dated as of October 15, 1997 (the "Voting Agreement") by and among the Company and certain stockholders of the Company. In connection with the IPO, the Voting Agreement was terminated and Mr. Wilson became a Class A Director of the Company to serve in such capacity until reelected at the next annual meeting of stockholders of the Company. Mr. Wilson currently also serves as Chairman, President and Chief Executive Officer of the Company.


ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding after giving effect to the IPO as reported in the Company's Prospectus dated June 30, 1998 relating to the IPO.

     Rio Bravo, L.P. is the record and beneficial owner of 2,268,675 shares of Common Stock representing approximately 14.9% of the Common Stock outstanding. Rio Bravo, L.P. also holds options which are currently exercisable or exercisable within 60 days of the date of this report to purchase an aggregate of 441,194 shares of Common Stock, and, therefore, is deemed to beneficially own such shares which represent approximately 2.8% of the Common Stock outstanding assuming that the 441,194 shares of Common Stock issuable upon exercise of the option are currently issued and outstanding. Each of the other Reporting Persons may be deemed to beneficially own and to share voting and dispositive power with Rio Bravo, L.P. with respect to such 2,268,675 shares and the 441,194 shares which may be acquired upon exercise of such options. Rio Bravo, L.P. also holds options to purchase an additional 223,870 shares of Common Stock; however, such options are not currently exercisable or exercisable within 60 days of the date of this report.

     In addition, Lawrence R. Wilson holds an option which is currently exercisable or exercisable within 60 days of the date of this report to purchase 38,442 shares of Common Stock, and, therefore, is deemed to beneficially own such shares which represent approximately 0.25% of the Common Stock outstanding, assuming that the 38,442 shares of Common Stock issuable upon exercise of the option are currently issued and outstanding. Mr. Wilson also holds an option to purchase an additional 38,442 shares of Common Stock; however, such option is not currently exercisable or exercisable within 60 days of the date of this report.

     Except as described herein, no transactions in Common Stock were effected during the past 60 days by any of the Reporting Persons or by any person named in Item 2.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons have agreed with Prudential Securities Incorporated; Donaldson, Lufkin & Jenrette Securities Corporation; Goldman, Sachs & Co.; and NationsBanc Montgomery Securities LLC, the representatives of the underwriters of the Company's IPO, not to sell any shares of Common Stock owned by the Reporting Persons for a period of 180 days following the closing of such IPO. Pursuant to a Registration Rights Agreement dated June 28, 1996, as amended, Rio Bravo, L.P. and Mr. Wilson have agreed, under certain circumstances, not to sell any shares of Common Stock for a period of 90 days following registration of shares of Common Stock.

     See also Items 4 and 5.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement pursuant to Rule 13d-1(k).

B. Fourth Amended and Restated Voting Agreement, dated October 15, 1997, by and among the Company and certain stockholders of the Company.

C. Third Amended and Restated Registration Rights Agreement dated June 28, 1996 (and all amendments thereto) by and among the Company and certain stockholders of the Company.

SIGNATURES.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              RIO BRAVO ENTERPRISE ASSOCIATES, L.P.

                              By:  Rio Bravo, Inc., its General Partner

  July 7, 1998                     By: /s/ LAWRENCE R. WILSON, PRESIDENT
--------------------                   ---------------------------------
       Date


                              RIO BRAVO, INC.

  July 7, 1998                By:  /s/ LAWRENCE R. WILSON, PRESIDENT
-----------------                  ---------------------------------
       Date



  July 7, 1998                By:  /s/ LAWRENCE R. WILSON
-----------------                  ---------------------------------
       Date                        Lawrence R. Wilson

                                   SCHEDULE I

The executive officers and directors of Rio Bravo, Inc. are as follows:

(1)      Name:                     Lawrence R. Wilson, President, Treasurer and a director
                                   of Rio Bravo, Inc.
         Address:                  1256 E. Dines Point Road
                                   Greenbank, WA  98253
         Present Occupation:       Chairman, President and Chief Executive Officer of
                                   Citadel Communications Corporation, 140 South Ash
                                   Avenue, Tempe, AZ  85281

(2)      Name:                     Claire L. Wilson, Secretary and a director of Rio Bravo, Inc.
         Address:                  1256 E. Dines Point Road
                                   Greenbank, WA  98253
         Present Occupation:       None

                                                                      Exhibit A


     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this Exhibit is attached is filed on its behalf.

                                   RIO BRAVO ENTERPRISE ASSOCIATES, L.P.

                                   By:  Rio Bravo, Inc., its General Partner

  July 7, 1998                     By: /s/ LAWRENCE R. WILSON, PRESIDENT
--------------------                   ---------------------------------
       Date


                                   RIO BRAVO, INC.

  July 7, 1998                     By:/s/ LAWRENCE R. WILSON, PRESIDENT
-----------------                     ---------------------------------
       Date


  July 7, 1998                     By:/s/ LAWRENCE R. WILSON
-----------------                     ---------------------------------
       Date                             Lawrence R. Wilson

                                                                       Exhibit B




                  FOURTH AMENDED AND RESTATED VOTING AGREEMENT

     This FOURTH AMENDED AND RESTATED VOTING AGREEMENT dated as of October 15, 1997 (the "Agreement"), by and among (i) CITADEL COMMUNICATIONS CORPORATION, a Nevada corporation (the "Company"); (ii) Harlan Levy, as the trustee pursuant to the Voting Trust Agreement described below (including any additional or successor trustee thereunder, the "Voting Trustee"); (iii) BAKER FENTRESS & COMPANY, a Delaware corporation ("BFC"); (iv) FINOVA CAPITAL CORPORATION, a Delaware corporation ("FINOVA"); (v) OPPENHEIMER & CO., INC., a Delaware corporation ("Oppenheimer"); (vi) THE ENDEAVOUR CAPITAL FUND LIMITED PARTNERSHIP, an Oregon limited partnership ("Endeavour"); (vii) JOSEPH P. TENNANT, THE SCHAFBUCH FAMILY TRUST u/a/d 2-15-94, BABSON CAPITAL PARTNERS LIMITED PARTNERSHIP, an Oregon limited partnership, TAL JOHNSON, EDWARD T. HARDY and RALPH W. MCKEE (collectively, the "Endeavour Co-Investors"); (viii) PHILIP
J. URSO ("Urso"); (ix) PHILLIP NORTON, RICHARD POLOHEK, KAREN KUTNIEWSKI, PAT BOWEN, TOM JENKINS, JULIET RICE, JEFF THOMPSON, M. LINDA URSO and MARK URSO (collectively, the "Urso Co-Investors"); (x) TED L. SNIDER, SR., JANE J. SNIDER, TED L. SNIDER, JR. and CALVIN ARNOLD (collectively, the "Snider Investors"); and
(xi) LAWRENCE R. WILSON ("LRW") and CLAIRE WILSON ("CW").

                                    RECITALS

     A. LRW and CW sometimes are herein collectively referred to as "Wilson." The Voting Trustee, BFC, FINOVA, Oppenheimer, Endeavour, the Endeavour Co-Investors, Urso, the Urso Co-Investors and the Snider Investors are sometimes collectively referred to herein as the "Investors" and individually as an "Investor." The Investors and Wilson are sometimes collectively referred to herein as "Stockholders" and individually as a "Stockholder." Capitalized terms used and not otherwise defined in this Agreement shall have the meanings ascribed to such terms in Section 1 hereof.

     B. As of March 17, 1997, the Company and certain other parties entered into that certain Third Amended and Restated Voting Agreement dated as of such date, which agreement was subsequently amended by the First Amendment thereto dated as of June 30, 1997 and the Second Amendment thereto dated as of September 26, 1997 (as so amended, the "Voting Agreement").

     C. On March 17, 1997, ABRY Broadcast Partners II, L.P., a Delaware limited partnership ("ABRY"), and ABRY/Citadel Investment Partners, L.P., a Delaware limited partnership ("ABRY/CIP"), contributed the shares of the Company's capital stock which were then held by them, and agreed to contribute all other shares of the Company's capital stock which thereafter may be acquired by them, to a voting trust (the "Voting Trust") established pursuant to a Voting Trust Agreement dated as of March 17, 1997 among the Company, ABRY, ABRY/CIP and the initial Voting Trustee, which agreement has been amended as of the date of this Agreement (as so amended, and as in effect from time to time, the "Voting Trust Agreement"). ABRY, ABRY/CIP and the other Persons who may be holders of certificates issued by the Voting Trust from time to time are express third-party beneficiaries of this Agreement. For purposes of this Agreement, the Voting Trustee will be deemed to hold the capital stock of the Company which is in the Voting Trust.

     D. As of the date hereof, the following Stockholders own, beneficially and (except in the case of ABRY and ABRY/CIP) of record the following Equity Securities in the Company: ABRY -- 1,896,222.301 shares of the Series C Preferred Stock (which are held of record by the Voting Trustee) and 924,057.492 shares of the Series D Preferred Stock (which are held of record by ABRY); ABRY/CIP -- 234,364.555 shares of the Series C Preferred Stock (which are held of record by the Voting Trustee) and 114,209.352 shares of the Series D Preferred Stock (which are held of record by ABRY/CIP); BFC -- 746,411.860 shares of the Series A Preferred Stock; FINOVA -- 74,488.000 shares of the Class C Common Stock; Oppenheimer -- 17,200.724 shares of the Series B Preferred Stock; Endeavour -- 418,612 shares of Series E Preferred Stock; the Endeavour Co-Investors -- 64,117 shares of Series E Preferred Stock; Urso -- 120,357.05 shares of Series F Preferred Stock; the Urso Co-Investors -- 32,906.95 shares of Series F Preferred Stock; the Snider Investors -- 360,636 shares of Series G Preferred Stock; and Wilson -- 756,225.000 shares of the Class A Common Stock.

     E. The parties to the Voting Agreement have agreed to make certain changes to the Voting Agreement (including providing for the joinder in the Voting Agreement by the Snider Investors) and, in this light, desire to amend and restate the Voting Agreement in its entirety.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree that the Voting Agreement is amended and restated in its entirety as follows:

        1. DEFINITIONS. For purposes of this Agreement, the following terms have the meanings set forth below.

        "AGREEMENT" shall mean this Agreement.

        "ABRY" has the meaning set forth in the preamble to this Agreement.

        "ABRY/CIP" has the meaning set forth in the preamble to this Agreement.

        "AFFILIATE" of any Person means any Person that directly or indirectly controls, is controlled by, or is under common control with such Person and, with respect to an individual, such individual's spouse and descendants (whether natural or adopted) and any trust solely for the benefit of such individual and/or his or her spouse and/or descendants. For purposes hereof, (a) each of Endeavour and the Endeavour Co-Investors will be deemed to be "Affiliates" of one another, (b) each of Urso and the Urso Co-Investors will be deemed to be "Affiliates" of one another, and
(c) each of the Snider Investors will be deemed to be "Affiliates" of one another.

        "BFC" has the meaning set forth in the preamble to this Agreement.

        "BFC DIRECTOR" has the meaning set forth in Section 2.1(b)(ii).

        "BFC STOCK" means (i) Series A Preferred Stock held by BFC on the date of this Agreement, (ii) Class A Common Stock issued or issuable upon the conversion of any Series A Preferred Stock described in clause (i) above, and
(iii) Equity Securities issued or issuable with respect to any Equity Securities referred to in any of clauses (i) and (ii) above or this clause (iii) by way of any stock dividend or stock split, or in connection with a combination or exchange of shares, recapitalization, merger, consolidation, reorganization or otherwise. As to any particular securities constituting BFC Stock, such securities shall continue to constitute BFC Stock in the hands of any permitted transferee thereof, but will cease to constitute BFC Stock when they have been disposed of in a Public Sale.

        "BFC UNDERLYING COMMON STOCK" means all BFC Stock which is Class A Common Stock. For purposes of this Agreement, any Person who holds any BFC Stock which is not Class A Common Stock will be deemed to be the Holder of the Class A Common Stock obtainable upon the conversion, exercise or exchange to the fullest extent possible of such BFC Stock (including the conversion, exercise or exchange of all other BFC Stock directly or indirectly obtainable upon any such conversion, exercise or exchange), without regard to any restriction or limitation on any such conversion, exercise or exchange.

        "BOARD" means the Company's board of directors.

        "CERTIFICATE OF INCORPORATION" means the Seventh Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof.

        "CITADEL" means Citadel Broadcasting Company, a Nevada corporation.

        "CLASS A COMMON STOCK" means the voting Class A Common Stock of the Company, par value $.001 per share.

        "CLASS B COMMON STOCK" means the nonvoting Class B Common Stock of the Company, par value $.001 per share.

        "CLASS C COMMON STOCK" means the nonvoting Class C Common Stock of the Company, par value $.001 per share.

        "COMMON STOCK" means, collectively, the Company's Class A Common Stock, Class B Common Stock and Class C Common Stock.

        "COMPANY" has the meaning set forth in the preamble to this Agreement.

        "CW" has the meaning set forth in the recitals to this Agreement.

        "ENDEAVOUR" has the meaning set forth in the preamble to this Agreement.

        "ENDEAVOUR CO-INVESTORS" has the meaning set forth in the preamble to this Agreement.

        "ENDEAVOUR DIRECTOR" has the meaning set forth in Section 2.1(b)(iv) hereof.

        "ENDEAVOUR STOCK" means (i) Series E Preferred Stock held by Endeavour or by the Endeavour Co-Investors on the date of this Agreement, (ii) Class A Common Stock issued or issuable upon conversion of any Series E Preferred Stock described in clause (i) above, (iii) Equity Securities of the Company issued or issuable with respect to any Equity Securities referred to in clauses (i) or
(ii) above or this clause (iii) by way of any stock dividend or stock split, or in connection with a combination or exchange of shares, recapitalization, merger, consolidation, reorganization or otherwise. As to any particular securities constituting Endeavour Stock, such securities shall continue to constitute Endeavour Stock in the hands of any permitted transferee thereof, but will cease to constitute Endeavour Stock when they have been disposed of in a Public Sale.

        "ENDEAVOUR UNDERLYING COMMON STOCK" means all Endeavour Stock which is Class A Common Stock. For purposes of this Agreement, any Person who holds any Endeavour Stock which is not Class A Common Stock will be deemed to be the Holder of the Class A Common Stock obtainable upon the conversion, exercise or exchange to the fullest extent possible of such Endeavour Stock (including the conversion, exercise or exchange of all other Endeavour Stock directly or indirectly obtainable upon any such conversion, exercise or exchange), without regard to any restriction or limitation on any such conversion, exercise or exchange.

        "EQUITY SECURITIES" of any Person means (i) any capital stock, partnership, membership, joint venture or other ownership or equity interest, participation or securities (whether voting or non-voting, whether preferred, common or otherwise, and including any stock appreciation, contingent interest or similar right) and (ii) any option, warrant, security or other right (including debt securities) directly or indirectly convertible into or exercisable or exchangeable for, or otherwise directly or indirectly to acquire, any stock, interest, participation or security described in clause (i) above.

        "EXCHANGEABLE PREFERRED STOCK" means certain exchangeable preferred stock of Citadel, as described in a certain Offering Memorandum dated June 30, 1997.

        "EXECUTIVE DIRECTOR" has the meaning set forth in Section 2.1(b)(iii) hereof.

        "FINOVA" has the meaning set forth in the preamble to this Agreement.

        "INVESTOR" and "INVESTORS" have the meanings set forth in the preamble to this Agreement.

        "INVESTOR STOCK" means:

        (i) Series A Preferred Stock held by BFC on the date hereof,

        (ii) Class A Common Stock issued or issuable upon the conversion of any Series A Preferred Stock described in clause (i) above,

        (iii) Series B Preferred Stock held by Oppenheimer on the date of this Agreement,

        (iv) Class A Common Stock issued or issuable upon the conversion of any Series B Preferred Stock described in clause (iii) above,

        (v) Class C Preferred Stock and Class D Preferred Stock held in the Voting Trust (for the benefit of ABRY and ABRY/CIP) on the date of this Agreement or issued or issuable directly or indirectly upon the conversion of any such Class C Preferred Stock or Class D Preferred Stock,

        (vi) Common Stock issued or issuable directly or indirectly upon the conversion of any Series C Preferred Stock or Series D Preferred Stock described in clause (v) above or any Common Stock described in this clause
   (vi),

        (vii) Series E Preferred Stock held by Endeavour or by the Endeavour Co-Investors on the date of this Agreement,

        (viii) Class A Common Stock issued or issuable upon conversion of any Series E Preferred Stock described in clause (vii) above,

        (ix) Series F Preferred Stock held by Urso or by the Urso Co-Investors on the date of this Agreement,

        (x) Class A Common Stock issued or issuable upon the conversion of any Series F Preferred Stock described in clause (ix) above,

        (xi) Series G Preferred Stock held by the Snider Investors on the date of this Agreement,

        (xii) Class A Common Stock issued or issuable upon the conversion of any Series G Preferred Stock described in clause (xi) above, and

        (xiii) Equity Securities issued or issuable with respect to any Equity Securities referred to in any of clauses (i) through (xii) above or this clause (xiii) by way of any stock dividend or stock split, or in connection with a combination or exchange of shares, recapitalization, merger, consolidation, reorganization or otherwise.

As to any particular securities constituting Investor Stock, such securities shall continue to constitute Investor Stock in the hands of any permitted transferee thereof, but will cease to constitute Investor Stock when they have been disposed of in a Public Sale.

        "LRW" has the meaning set forth in the preamble to this Agreement.

        "OPPENHEIMER" has the meaning set forth in the preamble to this Agreement.

        "PERSON" means any individual, corporation, association, limited liability company, partnership, governmental agency or entity or any other entity.

        "PREFERRED STOCK" means, collectively, the Company's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and any other preferred stock authorized by the Company pursuant to the terms of the Certificate of Incorporation (including pursuant to any "Certificate of Designation" referred to therein).

        "PROCESS AGENT" has the meaning set forth in Section 6.13 hereof.

        "PUBLIC SALE" means any sale of Stockholder Shares (i) to the public pursuant to a public offering registered under the Securities Act or (ii) following a Qualified Public Offering, to the public pursuant to the provisions of Rule 144 under the Securities Act (or any similar provision then in force).

        "QUALIFIED PUBLIC OFFERING" means the closing of the issuance and sale of Common Stock in an underwritten public offering which is registered pursuant to the Securities Act and which results in the receipt by the Company of cash proceeds of at least $25,000,000 (net of applicable commissions, discounts and expenses) and in which the offering price per share to the public (without reduction for discounts, commissions or other charges or expenses) is consistent with a fully-distributed equity valuation of the Company which is not less than the result obtained by multiplying 10.5 by the Company's consolidated pro forma cash flow for the four quarters following such closing (as determined in good faith by the Board).

        "SECURITIES ACT" means the Securities Act of 1933, as amended from time to time.

        "SERIES A PREFERRED STOCK" shall mean the voting Series A Convertible Preferred Stock of the Company, par value $.001 per share.

        "SERIES B PREFERRED STOCK" shall mean the voting Series B Convertible Preferred Stock of the Company, par value $.001 per share.

        "SERIES C PREFERRED STOCK" shall mean the voting Series C Convertible Preferred Stock of the Company, par value $.001 per share.

        "SERIES D PREFERRED STOCK" shall mean the nonvoting Series D Convertible Preferred Stock of the Company, par value $.001 per share.

        "SERIES E PREFERRED STOCK" shall mean the voting Series E Convertible Preferred Stock of the Company, par value $.001 per share.

        "SERIES F PREFERRED STOCK" shall mean the voting Series F Convertible Preferred Stock of the Company, par value $.001 per share.

        "SERIES G PREFERRED STOCK" shall mean the voting Series G Convertible Preferred Stock of the Company, par value $.001 per share.

        "SNIDER DIRECTOR" has the meaning set forth in Section 2.1(b)(ii) hereof.

        "SNIDER INVESTORS" has the meaning set forth in the preamble to this Agreement.

        "SNIDER STOCK" means (i) Series G Preferred Stock held by the Snider Investors on the date of this Agreement, (ii) Class A Common Stock issued or issuable upon conversion of any Series G Preferred Stock described in clause (i) above, (iii) Equity Securities of the Company issued or issuable with respect to any Equity Securities referred to in clauses (i) or (ii) above or this clause
(iii) by way of any stock dividend or stock split, or in connection with a combination or exchange of shares, recapitalization, merger, consolidation, reorganization or otherwise. As to any particular securities constituting Snider Stock, such securities shall continue to constitute Snider Stock in the hands of any permitted transferee thereof, but will cease to constitute Snider Stock when they have been disposed of in a Public Sale.

        "SNIDER UNDERLYING COMMON STOCK" means all Snider Stock which is Class A Common Stock. For purposes of this Agreement, any Person who holds any Snider Stock which is not Class A Common Stock will be deemed to be the Holder of the Class A Common Stock obtainable upon the conversion, exercise or exchange to the fullest extent possible of such Snider Stock (including the conversion, exercise or exchange of all other Snider Stock directly or indirectly obtainable upon any such conversion, exercise or exchange), without regard to any restriction or limitation on any such conversion, exercise or exchange.

        "STOCKHOLDER" and "STOCKHOLDERS" have the meaning set forth in the preamble to this Agreement.

        "STOCKHOLDER SHARES" means (i) Investor Stock described in clauses (i) through (xiii) of the definition of the term "Investor Stock," (ii) Common Stock held by Wilson on the date hereof, (iii) options or other rights to acquire Common Stock issued prior to, on or after the date of this Agreement to Wilson,
(iv) Common Stock issued or issuable upon the exercise of any option or other right described in clause (iii) above, and (v) Equity Securities issued or issuable with respect to any Equity Securities referred to in any of clauses (i) through (iv) above or this clause (v) by way of any stock dividend or stock split, or in connection with a combination or exchange of shares, recapitalization, merger, consolidation, reorganization or otherwise. As to any particular securities constituting Stockholder Shares, such securities will continue to constitute Stockholder Shares in the hands of any permitted transferee thereof, but will cease to constitute Stockholder Shares when they have been disposed of in a Public Sale.

        "SUB BOARD" has the meaning set forth in Section 2.1(c) hereof.

        "SUBSIDIARY" means, with respect to any Person, any corporation, partnership, association, limited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of Equity Securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other Equity Securities thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this Agreement, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons are allocated a majority of partnership, association or other business entity gains or losses or control the managing director or general partner of such partnership, association or other business entity.

        "TRANSFER" means to sell, transfer, assign, pledge, hypothecate or otherwise dispose of, in any manner whatsoever.

        "UNDERLYING COMMON STOCK" means all Stockholder Shares which are Class A Common Stock. For purposes of this Agreement, any Person who holds any Stockholder Shares which are not Class A Common Stock will be deemed to be the Holder of the Class A Common Stock obtainable upon the conversion, exercise or exchange to the fullest extent possible of such Stockholder Shares (including the conversion, exercise or exchange of all other Stockholder Shares directly or indirectly obtainable upon any such conversion, exercise or exchange), without regard to any restriction or limitation on any such conversion, exercise or exchange.

        "URSO" has the meaning set forth in the preamble to this Agreement.

        "URSO CO-INVESTORS" has the meaning set forth in the preamble to this Agreement.

        "URSO STOCK" means (i) Series F Preferred Stock held by Urso and the Urso Co-Investors on the date of this Agreement, (ii) Class A Common Stock issued or issuable upon conversion of any Series F Preferred Stock described in clause (i) above, (iii) Equity Securities of the Company issued or issuable with respect to any Equity Securities referred to in clauses (i) or (ii) above or this clause (iii) by way of any stock dividend or stock split, or in connection with a combination or exchange of shares, recapitalization, merger, consolidation, reorganization or otherwise. As to any particular securities constituting Urso Stock, such securities shall continue to constitute Urso Stock in the hands of any permitted transferee thereof, but will cease to constitute Urso Stock when they have been disposed of in a Public Sale.

        "URSO UNDERLYING COMMON STOCK" means all Urso Stock which is Class A Common Stock. For purposes of this Agreement, any Person who holds any Urso Stock which is not Class A Common Stock will be deemed to be the Holder of the Class A Common Stock obtainable upon the conversion, exercise or exchange to the fullest extent possible of such Urso Stock (including the conversion, exercise or exchange of all other Urso Stock directly or indirectly obtainable upon any such conversion, exercise or exchange), without regard to any restriction or limitation on any such conversion, exercise or exchange.

        "VOTING TRUST" has the meaning set forth in the preamble to this Agreement.

        "VOTING TRUST AGREEMENT" has the meaning set forth in the preamble to this Agreement.

        "VOTING TRUST DIRECTOR" has the meaning set forth in Section 2.1(b)(i) hereof.

        "VOTING TRUSTEE" has the meaning set forth in the preamble to this Agreement.

        "VOTING TRUST STOCK" means (i) Class C Preferred Stock and Class D Preferred Stock held in the Voting Trust (for the benefit of ABRY and ABRY/CIP) on the date of this Agreement or issued or issuable directly or indirectly upon the conversion of any such Class C Preferred Stock or Class D Preferred Stock,
(ii) Common Stock issued or issuable directly or indirectly upon the conversion of any Series C Preferred Stock or Series D Preferred Stock described in clause
(i) above or any Common Stock described in this clause (ii), and (iii) Equity Securities issued or issuable with respect to any Equity Securities referred to in clause (i) or clause (ii) above or this clause (iii) by way of any stock dividend or stock split, or in connection with a combination or exchange of shares, recapitalization, merger, consolidation reorganization or otherwise. As to any particular securities constituting Voting Trust Stock, such securities shall continue to constitute Voting Trust Stock in the hands of any permitted transferee thereof, but will cease to constitute Voting Trust Stock when they have been disposed of in a Public Sale.

        "VOTING TRUST UNDERLYING COMMON STOCK" means all Voting Trust Stock which is Class A Common Stock. For purposes of this Agreement, any Person who holds any Voting

Trust Stock which is not Class A Common Stock will be deemed to be the Holder of the Class A Common Stock obtainable upon the conversion, exercise or exchange to the fullest extent possible of such Voting Trust Stock (including the conversion, exercise or exchange of all other Voting Trust Stock directly or indirectly obtainable upon any such conversion, exercise or exchange), without regard to any restriction or limitation on any such conversion, exercise or exchange.

        "WILSON" has the meaning set forth in the preamble to this Agreement.

        2. BOARD OF DIRECTORS.

           2.1 BOARD COMPOSITION. From and after the date of this Agreement and until the provisions of this Section 2 cease to be effective, each Stockholder will vote all of such Stockholder's Stockholder Shares and any other voting securities of the Company over which such Stockholder has voting control and will take all other necessary or desirable actions within such Stockholders control ((x) whether in such Stockholder's capacity as a voting trustee, stockholder, director, member of a board committee or officer of the Company or otherwise, and including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings, and (y) but excluding conversion of shares or exercise of options or warrants), and the Company will take all necessary and desirable actions within its control (including calling special meetings of the Board or any Sub Board or the stockholders of the Company or any Subsidiary), so that:

        (a) at an annual meeting of the stockholders of the Company to be held within 30 days after the date of this Agreement (or pursuant to written consent in lieu of such a meeting), and from time to time thereafter, subject to Section 2.1(j), the authorized number of directors comprising the Board will be established at five (5) directors;

        (b) at an annual meeting of the stockholders of the Company to be held within 30 days after the date of this Agreement (or pursuant to written consent in lieu of such a meeting), and from time to time thereafter, the following persons shall be elected to the Board:

            (i) one representative designated by the holders of a majority of the Voting Trust Underlying Common Stock (the "Voting Trust Director"), who at any time shall not be an Affiliate of ABRY or ABRY/CIP (and by his execution and delivery of this Agreement, the Voting Trustee hereby designates Patricia Diaz Dennis as the initial Voting Trust Director);

            (ii) one representative designated by the holders of a majority of the BFC Underlying Common Stock (the "BFC Director"), who initially shall be Scott Smith;

            (iii) one representative designated by LRW (the "Executive Director"), who initially shall be LRW;

            (iv) one representative designated by the holders of a majority of the Endeavour Underlying Common Stock (the "Endeavour Director"), who initially shall be John von Schlegell; and

            (v) one representative designated by the holders of a majority of the Snider Underlying Common Stock (the "Snider Director");

        (c) the composition of the board of directors of each of the Company's subsidiaries (a "Sub Board") will be the same as that of the Board (provided that, in addition to the individuals who are then members of the Board, from time to time as may be required by the articles or certificate of incorporation of Citadel the members of the board of directors of Citadel will also include up to two individuals elected by the holders of Exchangeable Preferred Stock as provided in such articles or certificate of incorporation);

        (d) any committees of the Board or a Sub Board will be created only upon the approval of a majority of the members of the Board;

        (e) the Company shall have a Compensation Committee and it will consist of three Board members, comprised of (i) the Voting Trust Director, (ii) the BFC Director, and (iii) the Endeavour Director;

        (f) the removal from the Board or a Sub Board (with or without cause) of any representative designated pursuant to Section 2.1(b)(i), 2.1(b)(ii), 2.1(b)(iii), 2.1(b)(iv) or 2.1(b)(v) will be at the written request of the Person(s) entitled to designate directors under each such respective provision, but only upon such written request and under no other circumstances;

        (g) in the event that any representative designated pursuant to Section 2.1(b)(i), 2.1(b)(ii), 2.1(b)(iii), 2.1(b)(iv), or 2.1(b)(v) for any reason ceases to serve as a member of the Board or a Sub Board during his or her term of office, the resulting vacancy on the Board or the Sub Board will be filled by a representative designated by the Person(s) and in the manner described in such respective Section;

        (h) for so long as LRW either is employed by the Company or holds not fewer than 5% of the Stockholder Shares then outstanding, he shall have the rights set forth in Section 2.1(b)(iii);

        (i) the election of an individual to fill the directorship described in
Section 2.1(b)(iii) if LRW is not entitled to designate the individual to fill such directorship by reason of Section 2.1(h) thereafter will be accomplished in accordance with the Company's or the applicable Subsidiary's bylaws and applicable law; and

        (j) notwithstanding Section 2.1(a), by action of the majority of the members of the Board, the number of members of the Board may be increased by up to two (i.e., to seven (7)), and the election of individuals to occupy such additional Board seat(s), and to remove or replace any individual so elected, will be effected in accordance with the Company's certificate of incorporation and by-laws and applicable law, each as in effect from time to time.

                  2.2 MEETINGS, EXPENSES. In addition to any director fee which the Company (by action of the Board) may agree to pay to any particular director, the Company will pay the reasonable out-of-pocket expenses incurred by each director in connection with attending the meetings of the Board, any Sub Board and any committee thereof. The Board and each Sub Board shall meet at least four times a year and shall meet once within each 120-day period.

                  2.3 TERMINATION OF RIGHTS. The rights and obligations of a Stockholder or group of Stockholders under this Section 2 will terminate upon consummation of a Qualified Public Offering. In addition, the provisions of this
Section 2 shall terminate automatically and be of no further force and effect upon the fifteenth anniversary of the date hereof, unless extended in accordance with the General Corporation Law of the State of Nevada.

                  2.4 FAILURE TO DESIGNATE OR REPLACE. If any party fails to timely designate or replace a representative to fill a directorship pursuant to the terms of this Section 2, the election of an individual to such directorship will be accomplished in accordance with the Company's or the applicable Subsidiary's bylaws and applicable law.

                  2.5 EFFECT OF PUBLIC OFFERING. The provisions of this Agreement shall cease and this Agreement shall terminate upon a Qualified Public Offering; provided that no public offering shall be effected at any time when ABRY, ABRY/CIP and their respective Affiliates, in the aggregate, beneficially own not fewer than one-half of the Underlying Common Stock beneficially owned by them on the date of this Agreement (making appropriate adjustments for recapitalizations, stock splits, combinations, dividends and other matters affecting the quantity and quality of the Equity Securities) unless there have been taken actions which are satisfactory to the Company and ABRY which ensure that the Voting Trustee will be entitled to designate one member of the Board for so long as ABRY, ABRY/CIP and their respective Affiliates maintain such aggregate ownership. Such actions may include, but are not limited to, the creation of a separate class or series of voting securities of the Company and classification of the Board as contemplated by the draft registration statement prepared by the Company dated September 24, 1997.

         3. CONFLICTING AGREEMENTS. Each Stockholder represents that such Stockholder has not granted and is not a party to any proxy, voting trust or other agreement which is inconsistent with or conflicts with the provisions of this Agreement, and no holder of Stockholder Shares will grant any proxy or become party to any voting trust or other agreement which is inconsistent with or conflicts with the provisions of this Agreement.

         4. LEGEND. Each certificate for Stockholder Shares will be imprinted with a legend in substantially the following form:

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THE FOURTH AMENDED AND RESTATED VOTING AGREEMENT DATED AS OF OCTOBER 15, 1997, AS AMENDED AMONG THE ISSUER OF SUCH SECURITIES (THE "COMPANY") AND CERTAIN OF THE COMPANY'S STOCKHOLDERS, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH TERMS AND CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO SUCH TRANSFER. A COPY OF SUCH VOTING AGREEMENT WILL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF WITHOUT CHARGE UPON WRITTEN REQUEST.

The legend forth set forth above shall be removed from the certificates evidencing shares which cease to be Stockholder Shares upon (a) the date on which such Stockholder Share has been transferred in a Public Sale, (b) the fifteenth anniversary of the date of this Agreement (unless extended in accordance with the General Corporation Law of Nevada), or (c) the consummation of a Qualified Public Offering.

         5. TRANSFERS. Prior to Transferring any Stockholder Shares (other than in a Public Sale), to any Person, the transferring Stockholder shall cause the prospective transferee to execute and deliver to the Company and the other Stockholders a counterpart of this Agreement. Any Transfer or attempted Transfer of any Stockholder Shares in violation of any provision of this Agreement will be void, and the Company will not record such Transfer on its books or treat any purported transferee of such Stockholder Shares as the owner of such shares for any purpose.

         6. MISCELLANEOUS.

                  6.1 REMEDIES. Each holder of Stockholder Shares will have all rights and remedies set forth in this Agreement, the Certificate of Incorporation and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, without posting a bond or other security, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any Stockholder may in his, her or its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violation of the provisions of this Agreement.

                  6.2 CONSENT TO AMENDMENTS. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement will be effective against the Company or any holder of Stockholder Shares unless such modification, amendment or waiver is approved in writing by the Company, the beneficial owners (meaning ABRY and ABRY/CIP, in the case of Voting Trust Stock which is held in the Voting Trust) of a majority of the Voting Trust Underlying Common Stock, the holders of a majority of the BFC Underlying Common Stock, the holders of a majority of the Endeavour Underlying Common Stock, the holders of a majority of the Urso Underlying Common Stock, the holders of a majority of the Snider Underlying Common Stock, and LRW, respectively. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

                  6.3 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for any Stockholder's benefit as a purchaser or holder of Stockholder Shares are also for the benefit of, enforceable by, and binding upon, any subsequent holder of such Stockholder Shares.

                  6.4 ENTIRE AGREEMENT. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, including the Voting Agreement dated October 1, 1993, the Amended and Restated Voting Agreement dated as of June 28, 1996, the Second Amended and Restated Voting Agreement dated as of December 31, 1996, and the Voting Agreement (as defined herein), which may have related to the subject matter hereof in any way.

                  6.5 SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

                  6.6 COUNTERPARTS. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

                  6.7 DESCRIPTIVE HEADINGS. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

                  6.8 NOTICES. Notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient, one business day after the date when sent to the recipient by reputable express courier service (charges prepaid) or five business days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications will be sent to the Stockholders and to the Company at the addresses indicated below:

                  If to the Company:

                                    Citadel Communications Corporation
                                    140 South Ash Avenue
                                    Tempe, Arizona  85281
                                    Attention:  Donna Hefner

                                    and

                                    Lawrence R. Wilson
                                    1015 Eastman Drive
                                    Bigfork, Montana  59911

                  With a copy (which will not constitute notice) to:

                                    Eckert Seamans Cherin & Mellott, LLC
                                    600 Grant Street
                                    42nd Floor
                                    Pittsburgh, PA 15219-2788
                                    Attention: Bryan D. Rosenberger, Esq.

                  If to the Voting Trustee:

                                    Harlan Levy
                                    444 East 86th Street
                                    New York, New York 10028

                  With a copy (which shall not constitute notice) to:

                                    Kirkland & Ellis
                                    Citicorp Center
                                    153 East 53rd Street
                                    New York, New York  10022-4675
                                    Attention:  John L. Kuehn, Esq.

                  If to any other Stockholder:

                                    To the respective address set forth on
                                    Schedule A to the Stockholders Agreement, as amended from time to time, including copies as indicated in Schedule A to the Stockholders Agreement or to such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.

                  6.9 NO OTHER THIRD-PARTY BENEFICIARIES. This Agreement will not confer any rights or remedies upon any Person other than the Company, the Stockholders, ABRY, ABRY/CIP and their respective successors and permitted assigns.

                  6.10 CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The use of the word "including" in this Agreement is intended by the parties to be by way of example rather than limitation.

                  6.11 GOVERNING LAW. THE GENERAL CORPORATION LAW OF THE STATE OF NEVADA WILL GOVERN ALL ISSUES CONCERNING THE RELATIVE RIGHTS OF THE COMPANY AND ITS STOCKHOLDERS. ALL OTHER QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT WILL BE GOVERNED BY THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF NEVADA.

                  6.12 SUBMISSION TO JURISDICTION. Each of the parties to this Agreement submits to the jurisdiction of any state or federal court sitting in Boston, Massachusetts, Chicago, Illinois, Nevada or Arizona in any action or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the action or proceeding may be heard and determined in any such court, and agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties to this Agreement waives any defense of inconvenient forum to be maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Each party to this Agreement appoints CT Corporation System (the "Process Agent"), with addresses of 208 South LaSalle Street, Chicago, Illinois 60604, One East First Street, Reno, Nevada, Suite 1601, 3225 North Central Avenue, Phoenix, Arizona 85012, and 2 Oliver Street, Boston, Massachusetts 02109, as its agent to receive on its behalf service of copies of the summons and complaint and any other process that might be served in the action or proceeding. Any party to this Agreement may make service on any other party by sending or delivering a copy of the process (a) to the party to be served at the address and in the manner provided for the giving of notices in Section 6.8 or (b) to the party to be served in care of the Process Agent at the address and in the manner provided for the giving of notices in Section 6.8. Nothing in this Section 6.12, however, will affect the right of any party to serve legal process in any other manner permitted by law. Each party agrees that a final judgment in any action or proceeding so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by law.

                  6.13 FCC MATTERS. Notwithstanding any provision contained herein to the contrary, no party hereto may exercise any of its rights or remedies hereunder, or take any actions permitted hereby, if prior thereto the Company receives a written opinion from its nationally recognized FCC counsel that after consultation with the staff of the Federal Communications Commission ("FCC") such exercise or action will violate the Communication Act of 1934 or the rules, regulations, or policies promulgated thereunder.

                  6.14 INCORPORATION OF RECITALS. The Recitals set forth in this Agreement are incorporated herein.

        IN WITNESS WHEREOF, the undersigned have caused this Fourth Amended and Restated Voting Agreement to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.

                   [SIGNATURES APPEAR ON THE FOLLOWING PAGES]

                       [SIGNATURE PAGE FOR FOURTH AMENDED]
                         AND RESTATED VOTING AGREEMENT]

                               CITADEL COMMUNICATIONS CORPORATION


                               By /s/ LAWRENCE R. WILSON
                                  -------------------------------------------
                               Its    President
                                  -------------------------------------------

                               /s/ LAWRENCE R. WILSON
                               ----------------------------------------------
                               Lawrence R. Wilson

                               /s/ CLAIRE WILSON
                               ----------------------------------------------
                               Claire Wilson

                               /s/ HARLAN LEVY
                               ----------------------------------------------
                               Harlan Levy, as Trustee pursuant to the Voting Trust Agreement referred to above

                       [SIGNATURE PAGE FOR FOURTH AMENDED]
                         AND RESTATED VOTING AGREEMENT]

                               BAKER, FENTRESS & COMPANY


                               By /s/ SCOTT E. SMITH
                                  -------------------------------
                               Its    Executive Vice President
                                  -------------------------------


                               OPPENHEIMER & CO., INC.


                               By /s/ MATTHEW J. MARYLES
                                  -------------------------------
                               Its    Managing Director
                                  -------------------------------


                               FINOVA CAPITAL CORPORATION


                               By /s/ ANDREW J. PLUTA
                                  -------------------------------
                               Its     Assistant Vice President
                                  -------------------------------

                       [SIGNATURE PAGE FOR FOURTH AMENDED]
                         AND RESTATED VOTING AGREEMENT]

                             ENDEAVOUR:

                             THE ENDEAVOUR CAPITAL FUND LIMITED
                             PARTNERSHIP

                             By  DVS Management, Inc.
                                 Its General Partner

                                 By /s/ JOHN VON SCHLEGELL
                                   -------------------------------------
                                 Its  President
                                    ------------------------------------

                             ENDEAVOUR CO-INVESTORS:

                                                *
                             -------------------------------------------
                             Joseph P. Tennant

                             THE SCHAFBUCH FAMILY TRUST u/a/d 2-15-94

                             By:                *
                                ----------------------------------------
                                Richard M. Schafbuch, Trustee

                             By:                *
                                ----------------------------------------
                                Susan P. Schafbuch, Trustee

                             BABSON CAPITAL PARTNERS LIMITED
                             PARTNERSHIP

                             By:                *
                                ----------------------------------------
                                                *
                             -------------------------------------------
                             Tal Johnson

                                                *
                             -------------------------------------------
                             Edward T. Hardy

                                                *
                             -------------------------------------------
                             Ralph W. McKee

                             * By: /s/ JOHN VON SCHLEGELL
                                   -------------------------------------
                             Name: John von Schlegell
                                   -------------------------------------
                                   Attorney-in-Fact

                       [SIGNATURE PAGE FOR FOURTH AMENDED]

                         AND RESTATED VOTING AGREEMENT]

                                   URSO:

                                   /s/ PHILIP J. URSO
                                   -----------------------------------------
                                   Philip J. Urso


                                   URSO CO-INVESTORS:
                                                      *
                                   -----------------------------------------
                                   Phillip Norton

                                                      *
                                   -----------------------------------------
                                   Richard Poholek

                                                      *
                                   -----------------------------------------
                                   Karen Kutniewski

                                                      *
                                   -----------------------------------------
                                    Pat Bowen

                                                      *
                                   -----------------------------------------
                                   Tom Jenkins

                                                      *
                                   -----------------------------------------
                                   Juliet Rice

                                                      *
                                   -----------------------------------------
                                   Jeff Thompson

                                                      *
                                   -----------------------------------------
                                   M. Linda Urso

                                                      *
                                   -----------------------------------------
                                   Mark Urso

                                   * By: /s/ PHILIP J. URSO
                                         -----------------------------------
                                   Name: Philip J. Urso
                                         -----------------------------------
                                   Attorney-in-Fact

                       [SIGNATURE PAGE FOR FOURTH AMENDED]
                         AND RESTATED VOTING AGREEMENT]


                                   SNIDER INVESTORS:

                                   /s/ TED L. SNIDER, SR.
                                   -----------------------------------------
                                   Ted L. Snider, Sr.

                                   /s/ JANE J. SNIDER
                                   -----------------------------------------
                                   Jane J. Snider

                                   /s/ TED L. SNIDER, JR.
                                   -----------------------------------------
                                   Ted L. Snider, Jr.

                                   /s/ CALVIN ARNOLD
                                   -----------------------------------------
                                   Calvin Arnold

                                                                       Exhibit C

            THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

     This THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of June 28, 1996, by and among Citadel Communications Corporation, a Nevada corporation (the "Company"), the investors whose names are listed on the Investor Signature Pages attached hereto (herein referred to collectively as the "Investors" and individually as an "Investor") and, with respect to Section 4(a) hereof, Lawrence R. Wilson and Claire Wilson (collectively, "Wilson").

                                    RECITALS:

     WHEREAS, the Company granted registration rights to certain of the Investors pursuant to the Second Amended and Restated Registration Rights Agreement dated October 1, 1993 (the "Previous Agreement"); and

     WHEREAS, the Company, as issuer, and ABRY, ABRY/CIP, BofA, the BofA Co-Investors, BFC, OPCO and certain other parties are entering into the Securities Purchase and Exchange Agreement pursuant to which the Company will repurchase certain Equity Securities of the Company held by BofA, BFC and the BofA Co-Investors, and BofA, BFC, OPCO and the BofA Co-Investors will exchange through reclassification certain Equity Securities of the Company for other Equity Securities of the Company and ABRY and ABRY/CIP will purchase certain Equity Securities of the Company; and

     WHEREAS, in order to induce BofA, BFC, OPCO and the BofA Co-Investors to enter into the Securities Purchase and Exchange Agreement and to effect such sale of Equity Securities and exchanges and to induce ABRY and ABRY/CIP to enter into the Securities Purchase and Exchange Agreement and to purchase such Equity Securities of the Company, the Company wishes to grant certain registration rights to ABRY and ABRY/CIP and amend and restate the terms of the Previous Agreement; and

     WHEREAS, the execution of this Agreement is a condition to the closing of the transactions contemplated by the Securities Purchase and Exchange Agreement.

     NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree that the Previous Agreement is hereby amended and restated in its entirety as follows:

     1. Definitions

        As used in this Agreement, the following capitalized terms shall have the following meanings:

        "ABRY/CIP" shall mean ABRY/Citadel Investment Partners, L.P., a Delaware limited partnership.

        "Additional Preferred Stock" shall mean any additional series of preferred stock issued by the Company other than the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock.

        "BFC" shall mean Baker, Fentress & Company, a Delaware corporation.

        "BofA" shall mean Bank of America Illinois, an Illinois banking corporation.

        "BofA Co-Investors" shall mean and refer, individually and collectively, to those individuals who are designated on the Investor Signature Pages as the "BofA Co-Investors."

        "BofA Warrants" shall mean those warrants issued by the Company pursuant to the Senior Subordinated Note and Purchase Agreement, dated as of October 1st, 1993, by and among the Company, Citadel, BofA (f/k/a Continental Bank N.A.) and certain other parties thereto.

        "Citadel" shall mean Citadel Broadcasting Company, a Nevada corporation and wholly owned Subsidiary of the Company.

        "Claim" shall mean any loss, claim, damages, liability or expense (including the reasonable costs of investigation and legal fees and expenses).

        "Class A Common Stock" shall mean the Class A Common Stock, par value $.001 per share, of the Company.

        "Class B Common Stock" shall mean the Class B Common Stock, par value $.001 per share, of the Company.

        "Class C Common Stock" shall mean the Class C Common Stock, par value $.001 per share, of the Company.

        "Commission" shall mean the Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

        "Common Stock" shall mean, collectively, the Class A Common Stock, Class B Common Stock and Class C Common Stock.

        "Conversion Stock" means all Investor Stock which is Common Stock. For purposes of this Agreement, any Person who holds any Investor Stock which is not Common Stock will be deemed to be the Holder of the Common Stock obtainable upon the conversion, exercise or exchange to the fullest extent possible of such Investor Stock (including the conversion, exercise or exchange of all other Investor Stock directly or indirectly obtainable upon any such conversion, exercise or exchange), without regard to any restriction or limitation on any such conversion, exercise or exchange; provided that no Holder of any Facility A Note (as that term is defined in the Securities Purchase and Exchange Agreement), on or prior to the Maturity Date (as that term is defined in such Facility A Note) of such Facility A Note, shall be deemed to be the Holder of any such Common Stock by reason of holding such Facility A Note.

        "Demand Registration" shall mean a registration pursuant to Section 2 hereof.

        "Equity Securities" of any Person means (i) any capital stock, partnership, membership, joint venture or other ownership or equity interest, participation or securities (whether voting or non-voting, whether preferred, common or otherwise, and including any stock appreciation, contingent interest or similar right) and (ii) any option, warrant, security or other right (including debt securities) directly or indirectly convertible into or exercisable or exchangeable for, or otherwise to acquire directly or indirectly, any stock, interest, participation or security described in clause (i) above.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

        "Firm Commitment Underwritten Offering" shall mean an offering in which the underwriters agree to purchase securities for distribution pursuant to a registration statement under the Securities Act and in which the obligation of the underwriters is to purchase all the securities being offered if any are purchased.

        "Holder" shall mean the beneficial owner of a security. For all purposes of this Agreement, the Company shall be entitled to treat the record owner of a security as the beneficial owner of such security unless it has been given written notice of the existence and identity of a different beneficial owner.

        "Indemnified Holders" shall mean any Holder of Restricted Stock, any officer, director, employee or agent of any such Holder and any Person who controls any such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act.

        "Investor Stock" has the meaning set forth in the Securities Purchase and Exchange Agreement.

        "Misstatement" shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement, Prospectus or preliminary prospectus not misleading.

        "OPCO" shall mean Oppenheimer & Co., Inc., a Delaware corporation.

        "Person" shall mean all natural persons, corporations, business trusts, limited liability companies, associations, companies, partnerships, joint ventures, governments, agencies, political subdivisions and other entities.

        "Piggyback Registration" shall mean a registration pursuant to Section 3 hereof.

        "Preferred Stock" shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Additional Preferred Stock, collectively.

        "Previous Investors" shall mean BofA, the BofA Co-Investors, BFC and
OPCO.

        "Prospectus" shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

        "Qualified Public Offering" means the closing of the issuance and sale of Common Stock in an underwritten public offering which is registered pursuant to the Securities Act and which results in the receipt by the Company of cash proceeds of at least $25,000,000 (net of applicable commissions, discounts and expenses).

        "Registration" shall mean a Demand Registration or a Piggyback Registration.

        "Registration Expenses" shall mean the out-of-pocket expenses of a Registration, including:

        (a) all registration and filing fees (including fees with respect to filing required to be made with the National Association of Securities Dealers);

        (b) fees and expenses of compliance with securities or blue sky laws (including fees and disbursements of counsel for the underwriters or selling Holders in connection with blue sky qualifications of the Restricted Stock and determinations of their eligibility for investment under the laws of such jurisdictions as the managing underwriters or holders of a majority of the Restricted Stock being sold may designate);

        (c) printing, messenger, telephone and delivery expenses;

        (d) fees and disbursements of counsel for the Company, counsel for the underwriters and of not more than one firm of attorneys for the sellers of the Restricted Stock selected by the Holders which own a majority of the Restricted Stock which is requested to be included in such Registration;

        (e) fees and disbursements of all independent certified public accountants of the Company incurred in connection with such Registration (including the expenses of any special audit and "cold comfort" letters incident to such registration); and

        (f) fees and disbursements of underwriters (excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Restricted Stock).

        "Registration Statement" shall mean any registration statement which covers Restricted Stock pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

        "Restricted Stock" shall mean (i) all shares of Common Stock owned now or in the future by the Investors, (ii) the Conversion Stock, whether owned by the Investors or not, and (iii) any securities issued or issuable with respect to such securities by way of any stock dividend or stock split, or in connection with a combination or exchange of shares, recapitalization, merger, consolidation, reorganization or otherwise; provided that any such share or other security shall be deemed to be Restricted Stock only if and so long as it is a Transfer Restricted Security.

        "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal law then in force.

        "Securities Purchase and Exchange Agreement" shall mean the Securities Purchase Agreement dated as of the date hereof by and among the Company, Citadel and the Investors, as in effect from time to time.

        "Series A Preferred Stock" shall mean the Series A Convertible Preferred Stock, par value $.001 per share, of the Company.

        "Series B Preferred Stock" shall mean the Series B Convertible Preferred Stock, par value $.001 per share, of the Company.

        "Series C Preferred Stock" shall mean the Series C Convertible Preferred Stock, par value $.001 per share, of the Company.

        "Series D Preferred Stock" shall mean the Series D Convertible Preferred Stock, par value $.001 per share, of the Company.

        "Stockholders Agreement" shall mean the Second Amended and Restated Stockholders Agreement of even date herewith by and among the Company and the Investors, as in effect from time to time.

        "Transfer Restricted Security" shall mean a security that has not been sold to or through a broker, dealer or underwriter in a public distribution or other public securities transaction or sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Rule 144 promulgated thereunder (or any successor rule). The foregoing notwithstanding, a security shall remain a Transfer Restricted Security until
(i) all stop transfer instructions or notations and restrictive legends with respect to such security have been lifted or removed, (ii) the Holder of such security has received at the expense of the Company an opinion of counsel to the Company (which counsel and opinion are reasonably satisfactory to such Holder), to the effect that such shares in such Holder's hands are freely transferable in any public or private transaction without registration under the Securities Act (or such Holder has waived receipt of such opinion) and (iii) a Qualified Public Offering has occurred.

        2. Demand Registrations

           (a) In-General

           At any time on or after the earlier of (i) the consummation of the initial public offering of the Company's Common Stock which is registered pursuant to the Securities Act (other than on Form S-8) or (ii) August 1, 2000, the Holders of a majority of the shares of Conversion Stock constituting Restricted Stock then outstanding may request that the Company file a Registration Statement under the Securities Act covering the shares of Restricted Stock that are the subject of such request. Any such request will be accompanied by a statement of the range of proposed offering prices for the offering of such Restricted Stock.

           (b) Number of Demand Registrations

           The Company shall be obligated to prepare, file and cause to become effective, pursuant to this Section 2, one Registration Statement in connection with which the Company will bear all Registration Expenses. If (i) the Company withdraws a Registration Statement filed pursuant to a Demand Registration prior to the effectiveness thereof, (ii) the sale of securities to which a Registration Statement filed pursuant to a Demand Registration applies is not consummated because of the failure of the Company to comply with the provisions of Section 5 hereof, or (iii) upon the consummation of a sale of securities to which a Registration Statement filed pursuant to a Demand Registration applies, less than 80% of the securities requested to be registered for sale thereunder is sold, such Registration Statement shall not be counted as the one Demand Registration in connection with which the Company will bear all Registration Expenses or otherwise adversely affect such Holder's rights hereunder.

           (c) Required Thresholds

           The Company shall not be obligated to prepare, file and cause to become effective pursuant to this Section 2 a Registration Statement unless the proposed aggregate number of shares of Conversion Stock to be included in such Demand Registration equals the greater of (i) at least 25% of the outstanding shares of Conversion Stock and (ii) such number of shares, the sale of which would result in aggregate net proceeds in excess of $3,000,000, based on the mid-point of the range of offering prices proposed by the Holders making the request pursuant to Section 2(a).

           (d) Participation

           The Company shall promptly give written notice to all Holders of Restricted Stock upon receipt of a request for a Demand Registration pursuant to
Section 2(a) above. The Company shall include in such Demand Registration such shares of Restricted Stock for which it has received written requests to register such shares within 30 days after such written notice has been given.

           (e) Underwriter's Cutback

           If the public offering of Restricted Stock is to be underwritten and, in the good faith judgment of the managing underwriter, the inclusion of all the Restricted Stock requested to be registered hereunder would interfere with the successful marketing of a smaller number of such shares of Restricted Stock, the number of shares of Restricted Stock to be included shall be reduced to such smaller number with the participation in such offering to be pro rata among the Holders of Restricted Stock requesting such registration, based upon the number of shares of Restricted Stock owned by such Holders.

           Any shares that are thereby excluded from the offering shall be withheld from the market by the Holders thereof for a period (not to begin more than 30 days prior to the proposed effective date nor continue for more than 90 days thereafter) that the managing underwriter reasonably determines is necessary in order to effect the underwritten pubic offering.

           The Company and, subject to the requirements of Section 11 hereof, other Holders of applicable securities of the Company may include such securities in such Registration if, but only if, the managing underwriter concludes that such inclusion will not interfere with the successful marketing of all the Restricted Stock requested to be included in such registration.

           (f) Managing Underwriter

           The managing underwriter or underwriters of any underwritten public offering covered by a Demand Registration shall be selected by the Holders of a majority of the shares of Restricted Stock that initiate such registration, subject to the approval of the Board of Directors, which shall not be unreasonably withheld.

        3. Piggyback Registrations

           (a) Participation

           Each time the Company decides to file a registration statement under the Securities Act (other than on Forms S-4 or S-8 or pursuant to Section 2 hereof) covering the offer and sale by the Company or any of its respective security holders of any of its securities for money, the Company shall give written notice thereof to all Holders of Restricted Stock. The Company shall include in such registration statement such shares of Restricted Stock for which it has received written requests to register such shares within 30 days after such written notice has been given. If the registration statement is to cover an underwritten offering, such Restricted Stock shall be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters.

           (b) Underwriter's Cutback

           Subject to the requirements of Section 11 hereof, if in the good faith judgment of the managing underwriter of such offering the inclusion of all of the shares of Restricted Stock and any other securities requested to be registered would interfere with the successful marketing of a smaller number of such shares, then the number of shares of Restricted Stock and other securities to be included in the offering (except for securities to be issued by the Company in an offering initiated by the Company) shall be reduced to such smaller number with the participation in such offering to be in the following order of priority: (1) first Restricted Stock requested to be included, and (2) second, any other securities requested to be included. Any necessary allocation among the Holders of shares within each of the foregoing groups shall be pro rata among such Holders requesting such registration based upon the number of shares of Restricted Stock or other securities, as applicable, owned by such Holders. All shares so excluded from the underwritten public offering shall be withheld from the market by the Holders thereof for a period (not to begin more than 30 days prior to the proposed effective date nor continue for more than 90 days thereafter) that the managing underwriter reasonably determines is necessary in order to effect the underwritten public offering.

           (c) Registrant Controls

           The Company may decline to file a Registration Statement described in
Section 3(a) above after giving notice to any Holder or withdraw any such Registration Statement after filing and after such notice, but prior to the effectiveness thereof, provided that such registrant shall promptly notify each Holder in writing of any such action and provided further that such registrant shall bear all reasonable expenses incurred by such Holder or otherwise in connection with such withdrawn Registration Statement.

        4. Hold-Back Agreements

           (a) By Holders of Restricted Stock; Wilson

           Upon the written request of the managing underwriter of any underwritten offering of the Company's securities, neither Wilson nor a Holder of Restricted Stock shall sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Restricted Stock (other than those included in such registration) without the prior written consent of such managing underwriter for a period (not to begin more than 30 days before the proposed effective date nor continue for more than 90 days thereafter) that such managing underwriter reasonably determines is necessary in order to effect the underwritten public offering. In addition, the Company will use its best efforts to cause each of the officers and directors of the registrant to enter into substantially similar holdback agreements with such managing underwriter covering at least the same period. Lawrence R. Wilson does hereby agree, by his execution hereof, to enter into substantially similar holdback agreements with such managing underwriter covering at least the same period.

           (b) By the Company and Others

           The Company agrees:

               (1) not to effect any public or private sale or distribution of its Equity Securities during the 30-day period prior to, and during the 90-day period after, the effective date of each underwritten offering made pursuant to a Demand Registration or a Piggyback Registration, if so requested in writing by the managing underwriter (except as part of such underwritten offering or pursuant to registrations on Form S-4 or S-8), and

               (2) not to issue any Equity Securities other than for sale in a registered public offering unless each of the Persons to which such securities are issued has entered a written agreement binding on its transferees not to effect any public sale or distribution of such securities during such period, including without limitation a sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten registration, if and to the extent permitted hereunder).

        5. Registration Procedures

           If and whenever the Company is required to register Restricted Stock in a Demand Registration or a Piggyback Registration, the Company will use its best efforts to effect such registration to permit the sale of such Restricted Stock in accordance with the intended plan of distribution thereof, and pursuant thereto the Company will as expeditiously as possible:

           (a) prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Restricted Stock and use its best efforts to cause such Registration Statement to become effective and remain effective until the Restricted Stock covered by such

Registration Statement has been sold; provided that the registrant shall not be required to maintain the effectiveness of any Registration Statement not covering an underwritten public offering for more than 90 days after such registration statement becomes effective; and further provided that before filing a Registration Statement or Prospectus or any amendments or supplements thereto, the registrant shall furnish to the Holders of the Restricted Stock covered by such Registration Statement and the underwriters, if any, draft copies of all such documents proposed to be filed, which documents will be subject to the review of such Holders and underwriters, and the registrant shall not file any Registration Statement of amendment thereto or any Prospectus or any supplement thereto to which the Holders of a majority of the Restricted Stock covered by such Registration Statement or the underwriters, if any, shall reasonably object;

           (b) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder of Restricted Stock or any underwriter of Restricted Stock or as may be required by the rules, regulations or instructions applicable to the registration form used by the registrant or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all shares of Restricted Stock covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or for such shorter period of time during which such Registration Statement must be kept effective by the terms of this Agreement;

           (c) promptly notify the applicable selling Holders of Restricted Stock and the managing underwriter, if any, and (if requested by any such Person) confirm such advice in writing:

               (1) when the Prospectus or any supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective,

               (2) of any request by the Commission for amendments or supplements to the Registration Statement, the Prospectus or for additional information,

               (3) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose,

               (4) if at any time the representations and warranties of the Company contemplated by clause (1) of paragraph (o) below cease to be accurate in all material respects,

               (5) of the receipt by the registrant of any notification with respect to the suspension of the qualification of the Restricted Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and

               (6) of the existence of any fact which results in the Registration Statement, the Prospectus or any document incorporated therein by reference containing a Misstatement;

           (d) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible time;

           (e) if requested by the managing underwriter or a Holder of Restricted Stock being sold in connection with an underwritten offering, immediately incorporate in a supplement or post-effective amendment such information as the managing underwriter and the Holders of a majority of the shares of Restricted Stock being sold agree should be included therein relating to the sale of the Restricted Stock, including, without limitation, information with respect to the number of shares of Restricted Stock being sold to underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten offering of the Restricted Stock to be sold in such offering; and make all required filings of such supplement or post-effective amendment as soon as notified of the matters to be incorporated in such supplement or post-effective amendment;

           (f) promptly prior to the filing of any document which is to be incorporated by reference into the Registration Statement or the Prospectus (after initial filing of the Registration Statement) provide copies of such document to counsel to the selling Holders of Restricted Stock and to the managing underwriter, if any, and make the registrant's representatives available for discussion of such document and make such changes in such document prior to the filing thereof as counsel for such selling Holders or underwriters may be reasonably request;

           (g) furnish to each selling Holder of Restricted Stock and the managing underwriter, without charge, at least one signed copy of the Registration Statement and any post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

           (h) deliver to each selling Holder of Restricted Stock and the underwriters, if any, without charge, as many copies of each Prospectus (and each preliminary prospectus) as such Persons may reasonably request (the Company hereby consenting to the use of each such Prospectus (or preliminary prospectus) by each of the selling Holders of Restricted Stock and the underwriters, if any, in connection with the offering and sale of the Restricted Stock covered by such Prospectus (or preliminary prospectus));

           (i) prior to any public offering of Restricted Stock, register or qualify or cooperate with the selling Holders of Restricted Stock, the underwriters, if any, and their respective counsel in connection with the registration or qualification of such Restricted Stock for offer and sale under the securities or blue sky laws of such jurisdictions as such selling Holders or underwriters may designate in writing and do anything else reasonably necessary or advisable to enable the disposition in such jurisdictions of the Restricted Stock covered by the Registration Statement; provided that the registrant shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

           (j) cooperate with the selling Holders of Restricted Stock and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Restricted Stock to be sold and cause such Restricted Stock to be in such denominations and registered in such names as the managing underwriter may request at least three business days prior to any sale of Restricted Stock to the underwriters;

           (k) use its best efforts to cause the Restricted Stock covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Restricted Stock;

           (l) if the Registration Statement or the Prospectus contains a Misstatement, prepare a supplement or post-effective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Restricted Stock, the Prospectus will not contain a Misstatement;

           (m) use its best efforts to cause all Restricted Stock covered by the Registration Statement to be listed on any national securities exchange or authorized for quotation on the Nasdaq National Market System, if requested by the Holders of a majority of such Restricted Stock or the managing underwriter, if any;

           (n) provide a CUSIP number for all Restricted Stock not later than the effective date of the Registration Statement;

           (o) enter into such agreements (including an underwriting agreement) and do anything else reasonably necessary or advisable in order to expedite or facilitate the disposition of such Restricted Stock, and in such connection, whether or not the registration is an underwritten registration:

               (1) make such representations and warranties to the Holders of such Restricted Stock and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings;

               (2) obtain opinions of counsel to the registrant and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriter, if any, and the Holders of a majority of the Restricted Stock being sold) addressed to each selling Holder and the underwriter, if any, covering the matters customarily covered in opinions delivered to underwriters in primary underwritten offerings and such other matters as may be reasonably requested by such Holders or underwriters;

               (3) obtain "cold comfort" letters and updates thereof from the registrant's independent certified public accountants addressed to the selling Holders of Restricted Stock and the underwriters, if any, such letter to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with primary underwritten offerings;

               (4) if an underwriting agreement is entered into, cause the same to include the indemnification and contribution provisions and procedures of
Section 7 hereof with respect to all parties to be indemnified pursuant to said Section (or, with respect to the indemnification of such underwriters, such similar indemnification and contribution provisions as such underwriters shall customarily require); and

               (5) deliver such documents and certificates as may be requested by the Holders of a majority of the Restricted Stock being sold and the managing underwriter, if any, to evidence compliance with clause (i) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the registrant.

           The above shall be done at each closing under such underwriting or similar agreement or as and to the extent otherwise reasonably requested by the Holders of a majority of the Restricted Stock being sold;

           (p) make available for inspection by representatives of the Holders of a majority of the Restricted Stock being sold, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney or accountant retained by the sellers or any such underwriter, all financial and other records and pertinent corporate documents and properties of the registrant, and cause the registrant's officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with the Registration; provided that any records, information or documents that are designated by the registrant in writing as confidential shall be kept confidential by such Persons unless disclosure of such records, information or documents is required by court or administrative order;

           (q) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act, no later than 45 days after the end of any 12-month period (or 90 days, if such period is a fiscal year) (x) commencing at the end of any fiscal quarter in which Restricted Stock are sold to underwriters in an underwritten offering, or, if not sold to underwriters in such an offering, (y) beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement, which statements shall cover said 12-month periods; and

           (r) use its best efforts to cause the Company's management to participate fully in the sale process, including, without limitation, the preparation of the Registration Statement and the preparation and presentation of any "road shows," whether domestic or international, and for so long as Wilson is employed by the Company he agrees to participate fully in the sale process, including without limitation, the preparation of the Registration Statement and the preparation and presentation of any such road shows.

        6. Registration Expenses

           (a) Demand Registrations

           The Company shall bear all Registration Expenses incurred in connection with one Demand Registration requested by the Holders of Conversion Stock.

           (b) Piggyback Registrations

           The Company shall bear all Registration Expenses incurred in connection with Piggyback Registrations.

           (c) Expenses of Registrants

           The Company will, in any event, pay its respective internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with any listing of the securities to be registered on a securities exchange, and the fees and expenses of any Person, including special experts, retained by the Company.

        7. Indemnification

           (a) Indemnification by the Company

           The Company (the "Indemnifying Party") agrees to indemnify and hold harmless each Indemnified Holder from and against all Claims arising out of or based upon any Misstatement or alleged Misstatement, except insofar as such Misstatement or alleged Misstatement was based upon information furnished in writing to the registrant by such Indemnified Holder expressly for use in the document containing such Misstatement or alleged Misstatement. This indemnity shall not be exclusive and shall be in addition to any liability which the Company may otherwise have.

           The foregoing notwithstanding, the Indemnifying Party shall not be liable to the extent that any such Claim arises out of or is based upon a Misstatement or alleged Misstatement made in any preliminary prospectus if (i) such Indemnified Holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale of

Restricted Stock giving rise to such Claim and (ii) the Prospectus would have corrected such untrue statement or omission.

           In addition, the Indemnifying Party shall not be liable to the extent that any such Claim arises out of or is based upon a Misstatement or alleged Misstatement in a Prospectus, (x) if such Misstatement or alleged Misstatement is corrected in an amendment or supplement to such Prospectus and (y) having previously been furnished by or on behalf of the Indemnifying Party with copies of the Prospectus as so amended or supplemented, such Indemnified Holder thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale to the person who purchased the Restricted Stock from such Indemnified Holder and who is asserting such Claim.

           The Indemnifying Party shall also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in a distribution covered by a Registration Statement, their officers and directors and each Person who controls such Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Indemnified Holders of Restricted Stock.

           (b) Indemnification Procedures

           If any action or proceeding (including any governmental investigation or inquiry) shall be brought or asserted against an Indemnified Holder in respect of which indemnity may be sought from the Indemnifying Party, such Indemnified Holder shall promptly notify the Indemnifying Party in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel satisfactory to such Indemnified Holder and the payment of all expenses.

           Such Indemnified Holder shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such separate counsel shall be the expense of such Indemnified Holder unless (i) the Indemnifying Party has agreed to pay such fees and expenses, (ii) the Indemnifying Party shall have failed to assume the defense of such action or proceeding or has failed to employ counsel satisfactory to such Indemnified Holder in any such action or proceeding or
(iii) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified Holder and the Indemnifying Party, and such Indemnified Holder shall have been advised by counsel that there may be one or more legal defenses available to such Indemnified Holder that are different from or additional to those available to the Indemnifying Party.

           If such Indemnified Holder notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party as permitted by the provisions of the preceding paragraph, the Indemnifying Party shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Holder. The foregoing notwithstanding, the Indemnifying Party shall not be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for such Indemnified Holder and any other Indemnified Holders (which firm shall be designated in writing by such Indemnified Holders) in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances.

           The Indemnifying Party shall not be liable for any settlement of any such action or proceeding effected without its written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Indemnifying Party agrees to indemnify and hold harmless such Indemnified Holders from and against any loss or liability by reason of such settlement or judgment.

           (c) Indemnification by Holder of Restricted Stock

           Each Holder of Restricted Stock agrees to indemnify and hold harmless the Company, their respective directors and officers and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Indemnified Party to such Holder, but only with respect to information relating to such Holder furnished in writing by such Holder expressly for use in any Registration Statement, Prospectus or preliminary prospectus. In no event, however, shall the liability hereunder of any selling Holder of Restricted Stock be greater than the dollar amount of the proceeds received (net of underwriting commissions and discounts) by such Holder upon the sale of the Restricted Stock giving rise to such indemnification obligation.

           In case any action or proceeding shall be brought against the Company or its directors or officers or any such controlling person, in respect of which indemnity may be sought against a Holder of Restricted Stock, such Holder shall have the rights and duties given the Company or its directors of officers and such controlling person shall have the rights and duties given to each Holder by
Section 7(a) and 7(b) above.

           The Company shall be entitled to received indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above with respect to information so furnished in writing by such Persons specifically for inclusion in any Prospectus or Registration Statement.

           (d) Contribution

           If the indemnification provided for in this Section 7 is unavailable to an indemnified party under Section 7(a) or Section 7(c) above (other than by reason of exceptions provided in those Sections) in respect of any Claims referred to in such Sections, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the Indemnified Holder on the other in connection with the statements or omissions which resulted in such Claims as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the Claims referred to above shall be deemed to include, subject to the limitations set forth in Section 7(b), any legal or other fees or expenses reasonably incurred by such party in connection investigating or defending any action or claim.

           The relative fault of the Company on the one hand and of the Indemnified Holder on the other shall be determined by reference to, among other things, whether the Misstatement or alleged Misstatement related to information supplied by the Company or by the Indemnified Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such Misstatement or alleged Misstatement.

           The Company and each Holder of Restricted Stock agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above.

           Notwithstanding the provisions of this Section 7(d), an Indemnified Holder shall not be required to contribute any amount in excess of the amount by which (i) the total price (net of underwriting commissions and discounts) at which the securities that were sold by such Indemnified Holder and distributed to the public were offered to the public exceeds (ii) the amount of any damages which such Indemnified Holder has otherwise been required to pay by reason of such Misstatement.

           No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

           8. Exchange Act Reporting Requirements

              When it is first legally required to do so, the Company shall register its Common Stock under Section 12 of the Exchange Act and shall timely file such information, documents and reports as the Commission may require or prescribe under Section 13 of the Exchange Act. From and after the effective date of the first registration statement filed by the Company under the Securities Act, the Company shall (whether or not it shall then be required to do so) timely file such information, documents and reports as the Commission may require or prescribe under Section 13 or 15(d) (whichever is applicable) of the Exchange Act. In addition, the Company shall take such other measures and file such other information, documents and reports, as shall hereafter be required by the Commission as a condition to the availability of Rule 144 under the Securities Act (or any successor provision) and the use of Form S-3.

           Immediately upon becoming subject to the reporting requirements of either Section 13 or 15(d) of the Exchange Act, the Company shall forthwith upon request furnish any Holder of applicable Restricted Stock (i) a written statement by the Company that it has complied with such reporting requirements, (ii) a copy of the most recent annual or quarterly report of the Company and (iii) such other reports and documents filed by the Company with the Commission as such Holder may reasonably request in availing itself of an exemption for the sale of Restricted Stock without registration under the Securities Act.

           The purpose of the foregoing requirements are (x) to enable any such Holder to comply with the current public information requirements contained in paragraph (c) of Rule 144 under the Securities Act (or any successor provision) and (y) to qualify the Company for the use of registration statements on Form S-3.

           9. Requirements for Participation in Underwritten Offerings

              No Person may participate in any underwritten offering pursuant to a Registration hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

           10. Suspension of Sales

               Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each Holder of Restricted Stock shall forthwith discontinue disposition of Restricted Stock until such Holder has received copies of the supplemented or amended Prospectus required by Section 5(1) hereof, or until such Holder is advised in writing by the registrant that the use of the Prospectus may be resumed, and, if so directed by the registrant, such Holder shall deliver to the registrant (at the registrant's expense) all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Restricted Stock current at the time of receipt of such notice. In the event the registrant shall give any such notice, the 90-day period referred to in Section 5(a) hereof shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Restricted Stock covered by such Registration Statement either has received the copies of the supplemented or amended prospectus contemplated by Section 5(1) hereof or has been advised in writing by the registrant that the use of the Prospectus may be resumed.

           11. Future Registration Rights Agreements

               Except for an underwriting agreement between the Company and one or more professional underwriters of securities, the Company shall not agree to register any Equity Securities under the Securities Act unless such agreement specifically provides that:

           (a) the Holder of such Equity Securities may not participate in any Demand Registration without the consent of the Holders of a majority of the shares of the Restricted Stock included in such registration unless:

               (1) the offering of the Restricted Stock is to be a Firm Commitment Underwritten Offering and the managing underwriter concludes that the public offering or sale of such Equity Securities would not interfere with the successful marketing of all Restricted Stock requested to be sold and

               (2) the Holders of Restricted Stock shall have the right to participate, to the extent they may request, in any registration statement initiated under a demand registration right exercised by the Holder of such Equity Securities, except that if the managing underwriter of a public offering made pursuant to such demand registration limits the number of shares of Equity Securities to be sold, the participation of the Holders of the Restricted Stock and the Holders of all other Equity Securities (other than the Equity Securities held by such Holder of Equity Securities) shall be determined as set forth in
Section 3 hereof;

           (b) the holder of such Equity Securities may not participate in any Piggyback Registration if the sale of Restricted Stock is to be underwritten unless, if the managing underwriter limits the total number of shares to be sold, the Holders of such Equity Securities and the Holder of Restricted Stock are entitled to participate in such underwritten distribution based on the order of priority set forth in Section 3 hereof, and

           (c) all Equity Securities excluded from any Registration as a result of the foregoing limitations may not be publicly offered or sold for a period (not to exceed at least 30 days prior to the effective date and 90 days thereafter) that the managing underwriter reasonably determined is necessary in order to effect the underwritten public offering of Restricted Stock registered pursuant to this Agreement.

           12. Miscellaneous

               (a) Remedies

               Each Holder of Restricted Stock, in addition to being entitled to exercise all rights provided herein, and granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

               (b) Agreements; Entire Agreement

               The Company shall not on or after the date of this Agreement enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders of Restricted Stock in this Agreement or otherwise conflicts with the provisions hereof.

               Except for the Registration Rights Agreement dated May 3, 1993, the Amended and Restated Registration Rights Agreement dated May 28, 1993 and the Second Amended and Restated Registration Rights Agreement dated October 1, 1993 (collectively, the "Prior Agreements"), the Company has not previously entered into any agreement with respect to its securities granting any registration rights to any Person. This Agreement constitutes the entire agreement among the parties and supersedes any prior understandings, agreements or representations by or among the parties, written or oral, that may have related in any way to the subject matter hereof, including, without limitation, the Prior Agreements.

               (c) Amendments and Waivers

               The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holders of at least 66 2/3% of the outstanding shares of Restricted Stock; provided, that for so long as BofA or BFC holds any Restricted Stock any waiver or amendment that would (i) nullify the underlying purpose of this Agreement or (ii) adversely affect BFC or BofA, as the case may be, vis a vis the other Investors on a proportionate basis shall not be made without the prior written consent of BFC or BofA as applicable. The foregoing notwithstanding, a waiver or consent to departure from the provisions hereof that relates exclusively to the rights of Holders of shares of Restricted Stock whose shares are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders of shares of Restricted Stock may be given by the Holders of a majority of the shares of Restricted Stock being sold.

               (d) Notices

               All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or air courier guaranteeing overnight delivery:

                   (1) if to a Holder of Restricted Stock, at the most current address given by such Holder to the Company in accordance with the provisions hereof, which address initially is, with respect to each Investor, the address set forth on Schedule A to the Stockholders Agreement; and

                   (2) if to the Company, by each Investor initially at its address set forth in the Applicable Agreement and thereafter at such other address, notice of which is given in accordance with the provisions hereof, with a copy to Osborn Maledon, P.A., 2929 North Central Avenue, Suite 2100, Phoenix, Arizona 85012-2794, Attention:
Michelle M. Matiski, Esq.

                    All such notices and communications shall be deemed to have been duly given at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery. The Company shall promptly provide a list of the most current addresses of the Holders of Restricted Stock given to it in accordance with the provisions hereof to any such Holder for the purpose of enabling such Holder to communicate with other Holders in connection with this Agreement.

               (e) Successors and Assigns

               This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent Holders of Restricted Stock.

               (f) Counterparts

               This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

               (g) Table of Contents and Headings

               The table of contents and headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

               (h) Governing Law

               This Agreement shall be governed by and construed in accordance with the internal laws of the State of Arizona, without regard to any provision or rule of the laws of the State of Arizona which would otherwise cause the laws of a jurisdiction other than the State of Arizona to be applied.

               (i) Severability

               In the event that only one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

               (j) Forms

               All references in this Agreement to particular forms of registration statements are intended to include all successor forms which are intended to replace, or to apply to similar transactions as, the forms herein referenced.


                          *       *       *      *

SIGNATURE PAGES TO THIRD AMENDED AND
RESTATED REGISTRATION RIGHTS AGREEMENT

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                   CITADEL COMMUNICATIONS
                                   CORPORATION


                                   By:
                                      --------------------------------------
                                      Name:
                                           ---------------------------------
                                      Title:
                                            --------------------------------



                                   -----------------------------------------
                                   Lawrence R. Wilson
                                   (for purposes of Section 4(a) only)



                                   -----------------------------------------
                                   Claire Wilson
                                   (for purposes of Section 4(a) only)

                            INVESTOR SIGNATURE PAGES

                                   BAKER, FENTRESS & COMPANY


                                   By:
                                      -------------------------------------
                                      Name:
                                           --------------------------------
                                      Title:
                                            -------------------------------

                                   ABRY BROADCAST PARTNERS, II,
                                   L.P.

                                   By ABRY CAPITAL, L.P.
                                   Its General Partner

                                      By ABRY HOLDINGS, INC.
                                      Its General Partner


                                   By:
                                      -------------------------------------
                                      Name:
                                           --------------------------------
                                      Title:
                                            -------------------------------


                                   ABRY/CITADEL INVESTMENT
                                   PARTNERS, L.P.

                                   By: ABRY CAPITAL, L.P.
                                       Its General Partner

                                   By: ABRY HOLDINGS, INC.
                                       Its General Partner



                                   By:
                                      -------------------------------------
                                      Name:
                                           --------------------------------
                                      Title:
                                            -------------------------------

                                         OPPENHEIMER & CO., INC.


                                   By:
                                      --------------------------------------
                                      Name:
                                           ---------------------------------
                                      Title:
                                            --------------------------------

                                   BANK OF AMERICA ILLINOIS


                                   By:
                                      --------------------------------------
                                      Name:
                                           ---------------------------------
                                      Title:
                                            --------------------------------

BofA Co-Investors:


     *
-------------------------------
                                   Christopher J. Perry


     *
-------------------------------
                                   Robert F. Perille


     *
-------------------------------
                                   M. Ann O'Brien


     *
-------------------------------
                                   Ford S. Bartholow


     *
-------------------------------
                                   Jeffrey M. Mann


     *
-------------------------------
                                   Matthew W. Clary


     *
-------------------------------
                                   Thomas E. Van Pelt, Jr.


*By:
-------------------------------    Name:
                                   Attorney-in-Fact

                  FIRST AMENDMENT TO THIRD AMENDED AND RESTATED
                          REGISTRATION RIGHTS AGREEMENT

     This FIRST AMENDMENT TO THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "First Amendment") is made as of December ___, 1996 by and among Citadel Communications Corporation, a Nevada corporation (the "Company"); The Endeavour Capital Fund Limited Partnership, an Oregon limited partnership ("Endeavour"); the investors whose names are designated on the Signature Pages to this First Amendment as "Endeavour Co-Investors" (the "Endeavour Co-Investors"); the investors whose names are listed on the Investor Signature Pages (herein referred to collectively as the "Original Investors" and individually as an "Original Investor") of that certain Third Amended and Restated Registration Rights Agreement dated as of June 28, 1996 (the "Registration Rights Agreement") between the Company, the Original Investors and, with respect to section 4(a) of the Registration Rights Agreement, Lawrence
R. Wilson and Claire Wilson (collectively, "Wilson"); and Wilson. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Registration Rights Agreement.

                                    RECITALS

     A. As of June 28, 1996, the Company and the Investors entered into that certain Securities Purchase and Exchange Agreement (the "Securities Purchase and Exchange Agreement"). In connection with the execution of the Securities Purchase and Exchange Agreement, the Company, the Investors and Wilson executed the Registration Rights Agreement.

     B. Endeavour and the Endeavour Co-Investors are the sole owners of all of the outstanding preferred stock of Deschutes River Broadcasting Inc., an Oregon corporation ("Deschutes"). As of August 30, 1996, the Company, Citadel Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of the Company ("CAC"), and Deschutes entered into that certain Merger Agreement (the "Merger Agreement"). As of September 17, 1996, CAC changed its name to Deschutes License, Inc. ("DLI"), and as of December 18, 1996 DLI assigned its rights under the Merger Agreement to Deschutes Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of the Company ("DAC"). Pursuant to the Merger Agreement, Deschutes and DAC will merge, with DAC to be the surviving corporation. In consideration of such merger, Endeavour, the Endeavour Co-Investors and the holders of the Common Stock of Deschutes will receive Class A Common Stock, Series E Preferred Stock and/or options to purchase Class A Common Stock.

     C. In order to induce Endeavour and the Endeavour Co-Investors to permit the transactions contemplated by the Merger Agreement, the Company, the Original Investors, and Wilson wish to amend the Registration Rights Agreement to grant registration rights to Endeavour and the Endeavour Co-Investors to the same extent as the Original Investors under the Registration Rights Agreement.

     D. In connection with the transactions contemplated by the Merger Agreement, the Company, Endeavour, the Endeavour Co-Investors, and certain other parties have also agreed to enter into the following agreements, each dated as of the date hereof: that certain First Amendment to Second Amended and Restated Stockholders Agreement; that certain First Amendment to Securities Purchase and Exchange Agreement; that certain First Amendment to Amended and Restated Voting Agreement; and that certain Security Holder Agreement (the "Endeavour Proxy") (together with this First Amendment, the Merger Agreement, and the transactions contemplated thereby, the "Contemplated Transactions").

     ACCORDINGLY, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this First Amendment agree as follows:

     13. Consents and Waivers. The Original Investors hereby consent to this First Amendment and inclusion of Endeavour and the Endeavour Co-Investors as "Investors" under the Registration Rights Agreement. Further, Original Investors waive any rights they may have pursuant to Section 11 of the Registration Rights Agreement in connection with the Contemplated Transactions.

     14. Amendments.

          (a) Section 1 of the Registration Rights Agreement is amended by deleting the definitions of "Additional Preferred Stock" and "Preferred Stock" and adding the following definitions in appropriate alphabetical order:

          "Additional Preferred Stock" shall mean any additional shares of preferred stock issued by the Company other than the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock.

          "Endeavour" shall mean and refer to Endeavour Capital Fund Limited Partnership, an Oregon limited partnership.

          "Endeavour Co-Investors" shall mean and refer, individually and collectively, to those individuals who are designated on the Endeavour Signature Page to the First Amendment as the "Endeavour Co-Investors."

          "First Amendment" shall mean that First Amendment to this Agreement dated as of December ___, 1996 between the Company, the Original Investors, Endeavour, the Endeavour Co-Investors and Wilson.

          "Investor" and "Investors" shall mean those investors whose names are listed on the Investor Signature Pages of this Agreement, Endeavour and the Endeavour Co-Investors.

          "Preferred Stock" shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Additional Preferred Stock, collectively.

          "Original Investors" shall mean the investors whose names are listed on the Investor Signature Pages of the Registration Rights Agreement prior to the execution of the First Amendment.

          "Series E Preferred Stock" shall mean the Series E Convertible Preferred Stock, par value $.001 per share, of the Company.

          (b) The parties listed on the Endeavour Signature Page for the First Amendment to Third Amended and Restated Registration Rights Agreement attached hereto shall be deemed parties to the Registrations Rights Agreement, as amended, and are deemed added to the Investor Signature Pages to the Registration Rights Agreement, as amended.

          (c) The following additional Section (k) will be added to Section 12 of the Registration Rights Agreement:

              (k) Incorporation of Recitals. The Recitals set forth in the First Amendment are incorporated herein.

     15. Choice of Law. This First Amendment shall be governed by and construed in accordance with the internal laws of the State of Arizona, without regard to any provision or rule of the laws of the State of Arizona which would otherwise cause the laws of a jurisdiction other than the State of Arizona to be applied.

     4. Counterparts. This First Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

     5. Fees and Expenses. The Company shall pay the reasonable legal fees and expenses of the Original Investors incurred in the preparation of this First Amendment, review of the documents and agreements in connection with the transactions described in the Recital hereof and the preparation of additional documents and agreements related to such transactions.

     IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.

                      [SIGNATURES APPEAR ON FOLLOWING PAGE]

              [SIGNATURE PAGE FOR FIRST AMENDMENT TO THIRD AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                     CITADEL COMMUNICATIONS CORPORATION


                     By
                        ----------------------------------------------------
                        Its
                           -------------------------------------------------

                     -------------------------------------------------------
                     Lawrence R. Wilson
                     (for purposes of Section 4(a) of the Registration Rights Agreement only)


                     -------------------------------------------------------
                     Claire Wilson
                     (for purposes of Section 4(a) of the Registration Rights Agreement only)


                     ABRY BROADCAST PARTNERS II, L.P.

                     By  ABRY CAPITAL, L.P.
                         Its General partner

                         By ABRY HOLDINGS, INC.
                            Its General Partner

                            By
                              ----------------------------------------------
                            Its
                               ---------------------------------------------

                     ABRY/CITADEL INVESTMENT PARTNERS, L.P.

                     By  ABRY CAPITAL, L.P.
                         Its General partner

                         By  ABRY HOLDINGS, INC.
                             Its General Partner

                             By
                               ---------------------------------------------
                             Its
                                --------------------------------------------

              [SIGNATURE PAGE FOR FIRST AMENDMENT TO THIRD AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                                   BAKER, FENTRESS & COMPANY

                                   By
                                      -------------------------------------
                                      Its
                                         ----------------------------------

                                   OPPENHEIMER & CO., INC.
                                   By
                                      -------------------------------------
                                      Its
                                         ----------------------------------

                                   BANK OF AMERICA ILLINOIS

                                   By
                                      -------------------------------------
                                      Its
                                         ----------------------------------

                                   BofA CO-INVESTORS:

                                                    *
                                   ------------------------------------
                                   Christopher J. Perry
                                                    *
                                   ------------------------------------
                                   Robert F. Perille
                                                    *
                                   ------------------------------------
                                   M. Ann O'Brien
                                                    *
                                   ------------------------------------
                                   Ford S. Bartholow
                                                    *
                                   ------------------------------------
                                   Jeffrey M. Mann
                                                    *
                                   ------------------------------------
                                   Matthew W. Clary
                                                    *
                                   ------------------------------------
                                   Sheryl E. Bartol
                                                    *
                                   ------------------------------------
                                   Andrea P. Joselit

                                   * By:
                                        -------------------------------
                                        Name:
                                        Attorney-In-Fact

         [ENDEAVOUR SIGNATURE PAGE FOR FIRST AMENDMENT TO THIRD AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                                   ENDEAVOUR:

                                   THE ENDEAVOUR CAPITAL FUND LIMITED
                                   PARTNERSHIP

                                   By  DVS Management, Inc.
                                       Its General Partner

                                       By
                                         -----------------------------------
                                          Its
                                             -------------------------------

                                   ENDEAVOUR CO-INVESTORS:

                                   -----------------------------------------
                                   Joseph P. Tennant

                                   THE SCHAFBUCH FAMILY TRUST u/a/d 2-15-94

                                       By:
                                          ----------------------------------
                                          Richard M. Schafbuch, Trustee

                                       By:
                                          ----------------------------------
                                          Susan P. Schafbuch, Trustee

                                   BABSON CAPITAL PARTNERS LIMITED
                                   PARTNERSHIP

                                   By
                                     ---------------------------------------
                                     Its
                                        ------------------------------------


                                   -----------------------------------------
                                   Tal Johnson

                                   -----------------------------------------
                                   Edward T. Hardy

                                   -----------------------------------------
                                   Ralph W. McKee

                 SECOND AMENDMENT TO THIRD AMENDED AND RESTATED
                          REGISTRATION RIGHTS AGREEMENT

         This SECOND AMENDMENT TO THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Second Amendment") is made as of September 26, 1997, by and among Citadel Communications Corporation, a Nevada corporation (the "Company"); Philip J. Urso ("Urso"); the investors whose names are designated on the Urso Signature Page to this Second Amendment as "Urso Co-Investors" (the "Urso Co-Investors"); The Endeavour Capital Fund Limited Partnership, an Oregon limited partnership ("Endeavour"); the investors whose names are designated on the Signature Pages to the First Amendment to Third Amended and Restated Registration Rights Agreement dated as of December 31, 1996 (the "First Amendment"), as "Endeavour Co-Investors" (the "Endeavour Co-Investors"); the investors whose names are listed on the Investor Signature Pages (herein referred to collectively as the "Original Investors" and individually as an "Original Investor") of that certain Third Amended and Restated Registration Rights Agreement dated as of June 28, 1996 (the "Registration Rights Agreement") between the Company, the Original Investors and, with respect to section 4(a) of the Registration Rights Agreement, Lawrence R. Wilson and Claire Wilson (collectively, "Wilson"); and Wilson. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Registration Rights Agreement.

                                    RECITALS

         A. As of June 28, 1996, the Company and the Investors entered into that certain Securities Purchase and Exchange Agreement (the "Securities Purchase and Exchange Agreement"). In connection with the execution of the Securities Purchase and Exchange Agreement, the Company, the Investors and Wilson executed the Registration Rights Agreement.

         B. In connection with the execution of the First Amendment, the Company, the Investors, Wilson, Endeavor and the Endeavour Co-Investors executed the Registration Rights Agreement, as amended by the First Amendment.

         C. Urso and certain Urso Co-Investors are the sole owners of all of the outstanding stock of Urso Major Broadcasting Company, a Rhode Island corporation ("Urso Major"). As of June 6, 1997, the Company, Citadel, Urso Major, Urso and certain Urso Co-Investors entered into that certain Merger Agreement (the "Urso Major Merger Agreement"). Pursuant to the Urso Major Merger Agreement, Urso Major and Citadel will merge, with Citadel to be the surviving corporation. In consideration of the Urso Major Merger, Urso and certain Urso Co-Investors will receive Series F Preferred Stock. Urso and certain Urso Co-Investors are the sole owners of all of the outstanding equity interests in Bear Broadcasting Limited Liability Company, a Rhode Island limited liability company ("Bear"). As of June 6, 1997, the Company, Citadel, Bear, Urso and certain Urso Co-Investors entered into that certain Merger Agreement (the "Bear Merger Agreement", and collectively with the Urso Major Merger Agreement, the "Urso Merger Agreements"). Pursuant to the Bear Merger Agreement, Bear and Citadel will merge, with Citadel to be the surviving corporation. In consideration of the Bear Merger, Urso and certain Urso Co-Investors will receive Series F Preferred Stock.

         D. In order to induce Urso and the Urso Co-Investors to consummate the transactions contemplated by the Urso Merger Agreements, the parties to this Second Amendment wish to amend the Registration Rights Agreement to grant registration rights to Urso and the Urso Co-Investors to the same extent as the Original Investors under the Registration Rights Agreement.

         E. In connection with the transactions contemplated by the Urso Merger Agreements, the Company, Urso, the Urso Co-Investors, and certain other parties have also agreed to enter into the following agreements, each dated as of the date hereof: that certain Third Amendment to Second Amended and Restated Stockholders Agreement; that certain Third Amendment to Securities Purchase and Exchange Agreement; that certain Second Amendment to Third Amended and Restated Voting Agreement; and that certain Security Holder Agreement (the "Urso Proxy") (together with this Second Amendment, the Urso Merger Agreements, and the transactions contemplated thereby, the "Contemplated Transactions").

         ACCORDINGLY, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Second Amendment agree as follows:

         16. Consents and Waivers. The Original Investors, Endeavour and the Endeavour Co-Investors hereby consent to this Second Amendment and inclusion of Urso and the Urso Co-Investors as "Investors" under the Registration Rights Agreement. Further, the Original Investors, Endeavour and the Endeavour Co-Investors waive any rights they may have pursuant to Section 11 of the Registration Rights Agreement in connection with the Contemplated Transactions.

         17. Amendments.

             (a) Section 1 of the Registration Rights Agreement is amended by deleting the definitions of "Additional Preferred Stock" and "Preferred Stock" and adding the following definitions in appropriate alphabetical order:

             "Additional Preferred Stock" shall mean any additional shares of preferred stock issued by the Company other than the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

             "Investor" and "Investors" shall mean those investors whose names are listed on the Investor Signature Pages of this Agreement, Endeavour, the Endeavour Co-Investors, Urso and the Urso Co-Investors.

             "Original Investors" shall mean the investors whose names are listed on the Investor Signature Pages of this Agreement prior to the execution of the First Amendment.

             "Preferred Stock" shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Additional Preferred Stock, collectively.

             "Second Amendment" shall mean that Second Amendment to this Agreement dated as of September 26, 1997, among the Company, the Original Investors, Wilson, Endeavour, the Endeavour Co-Investors, Urso and the Urso Co-Investors.

             "Series F Preferred Stock" shall mean the Series F Convertible Preferred Stock, par value $.001 per share, of the Company.

             "Urso" shall mean and refer Philip J. Urso.

             "Urso Co-Investors" shall mean and refer, individually and collectively, to those individuals who are designated on the Urso Signature Page to the Second Amendment as the "Urso Co-Investors."

             (b) The parties listed on the Urso Signature Page for the Second Amendment to Third Amended and Restated Registration Rights Agreement attached hereto shall be deemed parties to the Registration Rights Agreement, as amended, and are deemed added to the Investor Signature Pages to the Registration Rights Agreement, as amended.

             (c) The following additional Section (l) will be added to Section 12 of the Registration Rights Agreement:

                 (l) Incorporation of Recitals. The Recitals set forth in the Second Amendment are incorporated herein.

         18. Choice of Law. This Second Amendment shall be governed by and construed in accordance with the internal laws of the State of Arizona, without regard to any provision or rule of the laws of the State of Arizona which would otherwise cause the laws of a jurisdiction other than the State of Arizona to be applied.

         4. Counterparts. This Second Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.


         IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.

                                     CITADEL COMMUNICATIONS CORPORATION


                                     By
                                       ---------------------------------------
                                       Its
                                          ------------------------------------

                                     Lawrence R. Wilson
                                     (for purposes of Section 4(a) of the
                                     Registration Rights Agreement only)


                                     ---------------------------------------
                                     Claire Wilson
                                     (for purposes of Section 4(a) of the
                                     Registration Rights Agreement only)


                                     ABRY BROADCAST PARTNERS II, L.P.

                                     By ABRY CAPITAL, L.P.
                                         Its General partner

                                         By ABRY HOLDINGS, INC.
                                            Its General Partner

                                            By
                                              ------------------------------
                                            Its
                                              ------------------------------

                                     ABRY/CITADEL INVESTMENT PARTNERS, L.P.

                                     By ABRY CAPITAL, L.P.
                                        Its General partner

                                        By ABRY HOLDINGS, INC.
                                           Its General Partner

                                           By
                                              ------------------------------
                                           Its
                                              ------------------------------

              [SIGNATURE PAGE FOR SECOND AMENDMENT TO THIRD AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                                       BAKER, FENTRESS & COMPANY

                                       By
                                         --------------------------------------
                                         Its
                                            -----------------------------------

                                       OPPENHEIMER & CO., INC.

                                       By
                                         --------------------------------------
                                         Its
                                            -----------------------------------

                                       BANK OF AMERICA, NT&SA, a National Trust and Savings Association

                                       By
                                         --------------------------------------
                                         Its
                                            -----------------------------------

                                       BofA CO-INVESTORS:

                                                        *
                                       ----------------------------------------
                                       Christopher J. Perry
                                                        *
                                       ----------------------------------------
                                       Robert F. Perille
                                                        *
                                       ----------------------------------------
                                       M. Ann O'Brien
                                                        *
                                       ----------------------------------------
                                       Ford S. Bartholow
                                                        *
                                       ----------------------------------------
                                       Jeffrey M. Mann
                                                        *
                                       ----------------------------------------
                                       Matthew W. Clary
                                                        *
                                       ----------------------------------------
                                       Sheryl E. Bartol
                                                        *
                                       ----------------------------------------
                                       Andrea P. Joselit

                                       * By:
                                            -----------------------------------
                                            Name:
                                            Attorney-In-Fact

             [ENDEAVOUR SIGNATURE PAGE FOR SECOND AMENDMENT TO THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                                   ENDEAVOUR:

                                   THE ENDEAVOUR CAPITAL FUND LIMITED
                                   PARTNERSHIP

                                   By DVS Management, Inc.
                                      Its General Partner

                                      By
                                        ---------------------------------------
                                        Its
                                           ------------------------------------
                                   ENDEAVOUR CO-INVESTORS:

                                        *
                                   --------------------------------------------
                                   Joseph P. Tennant

                                   THE SCHAFBUCH FAMILY TRUST u/a/d 2-15-94

                                      By:  *
                                        ---------------------------------------
                                           Richard M. Schafbuch, Trustee

                                      By:  *
                                        ---------------------------------------
                                           Susan P. Schafbuch, Trustee

                                   BABSON CAPITAL PARTNERS LIMITED
                                   PARTNERSHIP

                                   By   *
                                     ------------------------------------------
                                     Its
                                        ---------------------------------------

                                        *
                                   --------------------------------------------
                                   Tal Johnson

                                        *
                                   --------------------------------------------
                                   Edward T. Hardy

                                        *
                                   --------------------------------------------
                                   Ralph W. McKee

                                   * By:
                                        ---------------------------------------
                                        Name:
                                        Attorney-In-Fact

           [URSO SIGNATURE PAGE FOR SECOND AMENDMENT TO THIRD AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                                      URSO:

                                      ----------------------------------------
                                      Philip J. Urso

                                      URSO CO-INVESTORS:


                                      ----------------------------------------
                                      Phillip Norton

                                      ----------------------------------------
                                      Richard Poholek

                                      ----------------------------------------
                                      Karen Kutniewski

                                      ----------------------------------------
                                      Pat Bowen

                                      ----------------------------------------
                                      Tom Jenkins

                                      ----------------------------------------
                                      Juliet Rice

                                      ----------------------------------------
                                      Jeff Thompson

                                      ----------------------------------------
                                      M. Linda Urso

                                      ----------------------------------------
                                      Mark Urso

                  THIRD AMENDMENT TO THIRD AMENDED AND RESTATED
                          REGISTRATION RIGHTS AGREEMENT

         This THIRD AMENDMENT TO THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Third Amendment") is made as of October 15, 1997, by and among Citadel Communications Corporation, a Nevada corporation (the "Company"); the investors whose names are designated on the Snider Signature Page to this Second Amendment as "Snider Co-Investors" (the "Snider Co-Investors"); Philip J. Urso ("Urso"); the investors whose names are designated on the Urso Signature Page to the Second Amendment to Third Amended and Restated Registration Rights Agreement dated as of September 26, 1997 as "Urso Co-Investors" (the "Urso Co-Investors"); The Endeavour Capital Fund Limited Partnership, an Oregon limited partnership ("Endeavour"); the investors whose names are designated on the Signature Pages to the First Amendment to Third Amended and Restated Registration Rights Agreement dated as of December 31, 1996 (the "First Amendment"), as "Endeavour Co-Investors" (the "Endeavour Co-Investors"); the investors whose names are listed on the Investor Signature Pages (herein referred to collectively as the "Original Investors" and individually as an "Original Investor") of that certain Third Amended and Restated Registration Rights Agreement dated as of June 28, 1996 (the "Registration Rights Agreement") between the Company, the Original Investors and, with respect to section 4(a) of the Registration Rights Agreement, Lawrence R. Wilson and Claire Wilson (collectively, "Wilson"); and Wilson. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Registration Rights Agreement.

                                    RECITALS

         A. As of June 28, 1996, the Company and the Investors entered into that certain Securities Purchase and Exchange Agreement (the "Securities Purchase and Exchange Agreement"). In connection with the execution of the Securities Purchase and Exchange Agreement, the Company, the Investors and Wilson executed the Registration Rights Agreement.

         B. In connection with the execution of the First and Second Amendments, the Company, the Investors, Wilson, Endeavor, the Endeavour Co-Investors, Urso and the Urso Co-Investors executed the Registration Rights Agreement, as amended by the First Amendment and the Second Amendment.

         C. The Snider Co-Investors are the respective sole owners of all of the outstanding stock of Snider Corporation, an Arkansas corporation (owned by T. Snider and J. Snider), and of Snider Broadcasting Corporation, an Arkansas corporation (owned by D. Snider and Arnold) (such corporations, collectively, the "Snider Entities"). As of June 2, 1997, the Company and Citadel entered into Merger Agreements with the respective Snider Entities and their respective shareholders (the "Merger Agreements"). Pursuant to the Merger Agreements, each of the Snider Entities will merge with Citadel, with Citadel to be the surviving corporation. In consideration of such mergers, the Snider Co-Investors will receive Series G Preferred Stock.

         D. In order to induce the Snider Co-Investors to consummate the transactions contemplated by the Merger Agreements, the parties to this Third Amendment wish to amend the Registration Rights Agreement to grant registration rights to the Snider Co-Investors to the same extent as the Original Investors under the Registration Rights Agreement.

         E. In connection with the transactions contemplated by the Merger Agreements, the Company, the Snider Co-Investors, and certain other parties have also agreed to enter into the following agreements, each dated as of the date hereof: that certain Fourth Amendment to Second Amended and Restated Stockholders Agreement; that certain Fourth Amendment to Securities Purchase and Exchange Agreement; and that certain Fourth Amended and Restated Voting Agreement (together with this Third Amendment, the Merger Agreements, and the transactions contemplated thereby, the "Contemplated Transactions").

         ACCORDINGLY, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Third Amendment agree as follows:

         19. Consents and Waivers. The Original Investors, Endeavour, the Endeavour Co-Investors, Urso and the Urso Co-Investors hereby consent to this Third Amendment and inclusion of the Snider Co-Investors as "Investors" under the Registration Rights Agreement. Further, the Original Investors, Endeavour, the Endeavour Co-Investors, Urso and the Urso Co-Investors waive any rights they may have pursuant to Section 11 of the Registration Rights Agreement in connection with the Contemplated Transactions.

         20. Amendments.

             (a) Section 1 of the Registration Rights Agreement is amended by deleting the definitions of "Additional Preferred Stock" and "Preferred Stock" and adding the following definitions in appropriate alphabetical order:

             "Additional Preferred Stock" shall mean any additional shares of preferred stock issued by the Company other than the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock.

             "Investor" and "Investors" shall mean those investors whose names are listed on the Investor Signature Pages of this Agreement, Endeavour, the Endeavour Co-Investors, Urso, the Urso Co-Investors and the Snider Co-Investors.

             "Original Investors" shall mean the investors whose names are listed on the Investor Signature Pages of this Agreement prior to the execution of the First Amendment.

             "Preferred Stock" shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Additional Preferred Stock, collectively.

             "Series G Preferred Stock" shall mean the Series G Convertible Preferred Stock, par value $.001 per share, of the Company.

             "Snider Co-Investors" shall mean and refer, individually and collectively, to those individuals who are designated on the Snider Signature Page to the Third Amendment as the "Snider Co-Investors."

             "Third Amendment" shall mean that Third Amendment to this Agreement dated as of October 15, 1997, among the Company, the Original Investors, Wilson, Endeavour, the Endeavour Co-Investors, Urso, the Urso Co-Investors and the Snider Co-Investors.

             (b) The parties listed on the Snider Signature Page for this Third Amendment shall be deemed parties to the Registration Rights Agreement, as amended, and are deemed added to the Investor Signature Pages to the Registration Rights Agreement, as amended.

             (c) The following additional Section (l) will be added to Section 12 of the Registration Rights Agreement:

                 (l) Incorporation of Recitals. The Recitals set forth in the Third Amendment are incorporated herein.

         21. Choice of Law. This Third Amendment shall be governed by and construed in accordance with the internal laws of the State of Arizona, without regard to any provision or rule of the laws of the State of Arizona which would otherwise cause the laws of a jurisdiction other than the State of Arizona to be applied.

         4. Counterparts. This Third Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.


                                       CITADEL COMMUNICATIONS CORPORATION


                                       By
                                         -------------------------------------
                                         Its
                                            ----------------------------------

                                       ---------------------------------------
                                       Lawrence R. Wilson
                                       (for purposes of Section 4(a) of the
                                       Registration Rights Agreement only)

                                       ---------------------------------------
                                       Claire Wilson
                                       (for purposes of Section 4(a) of the
                                       Registration Rights Agreement only)


                                       ABRY BROADCAST PARTNERS II, L.P.

                                       By ABRY CAPITAL, L.P.
                                          Its General partner

                                          By ABRY HOLDINGS, INC.
                                             Its General Partner

                                             By
                                               -------------------------------
                                             Its
                                                ------------------------------

                                       ABRY/CITADEL INVESTMENT PARTNERS, L.P.

                                       By ABRY CAPITAL, L.P.
                                          Its General partner

                                          By ABRY HOLDINGS, INC.
                                             Its General Partner

                                             By
                                               -------------------------------
                                             Its
                                                ------------------------------

              [SIGNATURE PAGE FOR THIRD AMENDMENT TO THIRD AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                                       BAKER, FENTRESS & COMPANY

                                       By
                                         -------------------------------------
                                         Its
                                            ----------------------------------

                                       OPPENHEIMER & CO., INC.

                                       By
                                         -------------------------------------
                                         Its
                                            ----------------------------------

                                       BANK OF AMERICA, NT&SA, a National Trust and Savings Association

                                       By
                                         -------------------------------------
                                         Its
                                            ----------------------------------

                                       BofA CO-INVESTORS:

                                                       *
                                       ---------------------------------------
                                       Christopher J. Perry
                                                       *
                                       ---------------------------------------
                                       Robert F. Perille
                                                       *
                                       ---------------------------------------
                                       M. Ann O'Brien
                                                       *
                                       ---------------------------------------
                                       Ford S. Bartholow
                                                       *
                                       ---------------------------------------
                                       Jeffrey M. Mann
                                                       *
                                       ---------------------------------------
                                       Matthew W. Clary
                                                       *
                                       ---------------------------------------
                                       Sheryl E. Bartol
                                                       *
                                       ---------------------------------------
                                       Andrea P. Joselit

                                       * By:
                                            ----------------------------------
                                            Name:
                                            Attorney-In-Fact

[ENDEAVOUR SIGNATURE PAGE FOR THIRD AMENDMENT TO THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                                   ENDEAVOUR:

                                   THE ENDEAVOUR CAPITAL FUND LIMITED
                                   PARTNERSHIP

                                   By DVS Management, Inc.
                                      Its General Partner

                                      By
                                        --------------------------------------
                                         Its
                                            ----------------------------------

                                   ENDEAVOUR CO-INVESTORS:

                                                     *
                                   -------------------------------------------
                                   Joseph P. Tennant

                                   THE SCHAFBUCH FAMILY TRUST u/a/d 2-15-94

                                       By:           *
                                          ------------------------------------
                                          Richard M. Schafbuch, Trustee

                                       By:           *
                                          ------------------------------------
                                          Susan P. Schafbuch, Trustee

                                   BABSON CAPITAL PARTNERS LIMITED
                                   PARTNERSHIP

                                   By  *
                                     -----------------------------------------
                                     Its
                                        --------------------------------------

                                            *
                                   -------------------------------------------
                                   Tal Johnson

                                            *
                                   -------------------------------------------
                                   Edward T. Hardy

                                            *
                                   -------------------------------------------
                                   Ralph W. McKee

                                   * By:
                                        --------------------------------------
                                        Name:
                                        Attorney-In-Fact

           [URSO SIGNATURE PAGE FOR THIRD AMENDMENT TO THIRD AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]

                                       URSO:

                                       ---------------------------------------
                                       Philip J. Urso

                                       URSO CO-INVESTORS:

                                            *
                                       ---------------------------------------
                                       Phillip Norton

                                            *
                                       ---------------------------------------
                                       Richard Poholek

                                            *
                                       ---------------------------------------
                                       Karen Kutniewski

                                            *
                                       ---------------------------------------
                                       Pat Bowen

                                            *
                                       ---------------------------------------
                                       Tom Jenkins

                                            *
                                       ---------------------------------------
                                       Juliet Rice

                                            *
                                       ---------------------------------------
                                       Jeff Thompson

                                            *
                                       ---------------------------------------
                                       M. Linda Urso

                                            *
                                       ---------------------------------------
                                       Mark Urso

                                       * By:
                                            ----------------------------------
                                            Name:
                                            Attorney-In-Fact

           [SNIDER SIGNATURE PAGE FOR THIRD AMENDMENT TO THIRD AMENDED
                   AND RESTATED REGISTRATION RIGHTS AGREEMENT]



                                        SNIDER CO-INVESTORS:


                                        -----------------------------------
                                        Ted L. Snider, Sr.
                                        Address: 571 Valley Club Circle
                                                 Little Rock, Arkansas 72212


                                        ------------------------------------
                                        Jane J. Snider


                                        ------------------------------------
                                        Ted L. Snider, Jr.


                                        ------------------------------------
                                        Calvin G. Arnold